Exhibit 2.1
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
dated as of
April 8, 2011
by and among
COMSOURCE, INC.,
GLOBECOMM SYSTEMS INC.,
COMSOURCE MERGER SUB, INC.
and
Jerald L. Cruce,
as the Stockholders’ Representative

i

ii

iii

AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of April 8, 2011 by and among ComSource, Inc., a Maryland corporation (the “Company”), Globecomm Systems Inc., a Delaware corporation (“Parent”), ComSource Merger Sub, Inc., a Maryland corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), and Jerald L. Cruce, as the representative of the Company Stockholders (as defined below) for purposes of this Agreement (the “Stockholders’ Representative”).
WITNESSETH :
     WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Maryland Law (as defined below), Parent and the Company will enter into a business combination transaction pursuant to which Merger Subsidiary will merge with and into the Company, with the Company being the surviving corporation (the “Merger”);
     WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Subsidiary have approved and deemed advisable the transactions contemplated by this Agreement;
     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent to enter into this Agreement, F. Byron Parker, the President of the Company, has entered into an employment agreement with the Company, to be effective as of the Effective Time (as defined below) (the “Employment Agreement”);
     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent and Merger Subsidiary to enter into this Agreement, Parent and the Principal Stockholders (as defined below) are entering into the Indemnification Agreement (the “Indemnification Agreement”), to be effective as of the Effective Time, pursuant to which, among other things, the Principal Stockholders have agreed to indemnify Parent against certain losses (as provided in this Agreement); and
     WHEREAS, the Company, Parent and Merger Subsidiary desire to make certain representations, warranties, covenants and other agreements in connection with the transactions contemplated by this Agreement and to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.
     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE 1
Definitions
     Section 1.01. Definitions.
     (a) As used herein, the following terms have the following meanings:
     “1933 Act” means the Securities Act of 1933.

     “1934 Act” means the Securities Exchange Act of 1934.
     “Acquired Business” means the Business as conducted by the Surviving Corporation following the Closing Date.
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
     “Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
     “BB&T Lease” has the meaning specified in the definition of “EBITDA”.
     “Business” means the business of the Company as conducted as of the date hereof.
     “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.
     “Closing Date” means the date on which the Closing occurs, which the parties hereto agree shall be deemed to be April 1, 2011.
     “Code” means the Internal Revenue Code of 1986.
     “Company Balance Sheet” means the balance sheet of the Company, prepared in accordance with GAAP (as modified as described on Exhibit A hereto), as of February 28, 2011.
     “Company Balance Sheet Date” means February 28, 2011.
     “Company Knowledge Personnel” means F. Byron Parker, David J. Lacki, and James S. Porter.
     “Company Stock” means the voting class A common stock and non-voting class B common stock, $0.01 par value, of the Company.
     “Company Stockholder” means any holder of Company Stock.
     “Confidentiality Agreement” means that certain letter agreement dated August 31, 2010 by and between the Company and Parent.

     “Copyrights” has the meaning specified in the definition of “Intellectual Property.”
     “Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.
     “Dissenting Shares” means shares of Company Stock held as of the Effective Time by a Company Stockholder who has not voted such shares of Company Stock in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 3-203 of Maryland Law and not effectively withdrawn or forfeited prior to the Effective Time.
     “Domain Names” has the meaning specified in the definition of “Intellectual Property.”
     “EBITDA” means net income (loss) for the relevant period determined in accordance with GAAP, but (a) before provision for federal, state and local income taxes, interest on indebtedness, depreciation and amortization, any amortization of goodwill, charges for management fees or corporate overhead allocation, and amortization of stock option expense, for such period determined in accordance with GAAP; (b) after provision for Company contributions to the ComSource 401(k) Profit Sharing Plan, performance awards and any other bonuses paid, including any bonus amounts payable to F. Byron Parker pursuant to the Employment Agreement; and (c) after provision for an amount that, consistent with past practice, would have been contributed by the Company to the ComSource 401(k) Profit Sharing Plan (the “Planned 401K Contributions”) to the extent that the Planned 401K Contributions exceed the actual contributions paid by the Company; provided, however, that if the consolidated capital expenditures of the Company in either the Year 1 Earn Out Measurement Period or the Year 2 Earn Out Measurement Period exceed Five Hundred Thousand Dollars ($500,000), unless otherwise consented to by Parent, which consent shall not be unreasonably withheld, the depreciation and amortization charges associated with such excess capital expenditures shall be deemed expenses for the purpose of calculating EBITDA for such Earn Out Measurement Period; provided, further, that (i) in no event shall the calculation of EBITDA give effect to any recognition of revenue or costs of sales which had been booked by the Company on or prior to April 1, 2011, but may be allocated to a period after April 1, 2011 due to the application of GAAP and (ii) the calculation of EBITDA shall at all times give effect to expenses under that certain Master Lease Agreement No. 29895, dated March 19, 2010, between BB&T Equipment Finance Corporation and the Company (as supplemented by Equipment Schedule No. 29895LS00001, dated March 29, 2010) (the “BB&T Lease”), as an operating expense, regardless of any change in the method of accounting of the payments made thereunder due to the application of GAAP.
     “Environmental Laws” means any Applicable Laws or any agreement with any Person relating to human health and safety, the environment or to any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material.
     “ERISA” means the Employee Retirement Income Security Act of 1974.

     “ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that, together with the Company, is or was a member of (i) a controlled group of corporations within the meaning of Section 414(b) of the Code that included the Company, (ii) a group of trades or businesses under common control within the meaning of Section 414(c) of the Code that included the Company, or (iii) an affiliated service group within the meaning of Section 414(m) of the Code.
     “Escrow Agent” means Wilmington Trust Company.
     “Escrow Agreement” means an escrow agreement in substantially the form attached hereto as Exhibit B.
     “Escrow Fund” means an amount equal to Four Million Dollars ($4,000,000), which shall be deposited with the Escrow Agent and held for disbursement pursuant to the Escrow Agreement.
     “GAAP” means generally accepted accounting principles in the United States.
     “Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.
     “Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.
     “Intellectual Property” means (i) all domestic and foreign copyright interests in any original work of authorship, whether registered or unregistered, including all copyright registrations or foreign equivalent, all applications for registration or foreign equivalent, all moral rights, all common-law rights, and all rights to register and obtain renewals and extensions of copyright registrations, together with all other copyright interests accruing by reason of international copyright convention (“Copyrights”); (ii) all domestic and foreign patents (including certificates of invention and other patent equivalents), provisional applications, patent applications and patents issuing therefrom as well as any division, continuation or continuation in part, reissue, extension, reexamination, certification, revival or renewal of any patent, all Inventions and subject matter related to such patents, in any and all forms (“Patents”); (iii) all domestic and foreign trademarks, trade dress, service marks, trade names, icons, logos, slogans, and any other indicia of source or sponsorship of goods and services, designs and logotypes related to the above, in any and all forms, all trademark registrations and applications for registration related to such trademarks (including intent to use applications), and all goodwill related to the foregoing (“Trademarks”); (iv) all domain name registrations (“Domain Names”); (v) any formula, design, device or compilation, or other information which is used or held for use by a business, which gives the holder thereof an advantage or opportunity for advantage over competitors which do not have or use the same, and which is not generally known by the public

(“Trade Secrets”), which include, by way of example, formulas, algorithms, market surveys, market research studies, information contained on drawings and other documents, and information relating to research, development or testing; (vi) novel devices, processes, compositions of matter, methods, techniques, observations, discoveries, apparatuses, machines, designs, expressions, theories and ideas, whether or not patentable (“Inventions”); (vii) scientific, engineering, mechanical, electrical, financial, marketing or practical knowledge or experience useful in the operation of any of the Company or the Business (“Know How”); (viii) (A) any and all computer programs and/or software programs (including all source code, object code, firmware, programming tools and/or documentation), (B) machine-readable databases and compilations, including any and all data and collections of data, and (C) all content contained on Internet site(s) (“Software”); (ix) all documentation and media constituting, describing or relating to the above, including memoranda, manuals, technical specifications and other records wherever created throughout the world; and (x) the right to sue for past, present, or future infringement and to collect and retain all damages and profits related to the foregoing.
     “Inventions” has the meaning specified in the definition of “Intellectual Property.”
     “JAMS” means Judicial Arbitration and Mediation Services, Inc.
     “Know How” has the meaning specified in the definition of “Intellectual Property.”
     “Knowledge” means, (i) with respect to the Company, the knowledge after Reasonable Inquiry of the Company Knowledge Personnel and (ii) with respect to Parent, the knowledge after Reasonable Inquiry of the Parent Knowledge Personnel.
     “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.
     “Maryland Law” means the Maryland General Corporation Law.
     “Material Adverse Effect” means any effect, circumstance, change, event or development, individually or in the aggregate, that has (or have) a material adverse effect on the (i) condition (financial or otherwise), business, assets or results of operations of the Company or (ii) the ability of the Company to consummate the transactions contemplated hereby on a timely basis; other than, in the case of any of the foregoing, any such effect to the extent resulting from (a) changes in the financial or securities markets or general economic or political conditions in the United States or any other market in which the Company operates, (b) changes or conditions generally affecting the industries or markets in which the Company operates or (c) changes in Applicable Law or national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any acts of war, sabotage or terrorism or natural disasters involving the United States occurring prior to, on or after the date of this Agreement; provided, however, that any event, change and effect referred to in clauses (a), (b) or (c) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its business.
     “Merger Consideration” means, collectively the Cash Consideration, the Stock Consideration, the Year 1 Earn Out Amount and the Year 2 Earn Out Amount.
     “Parent Common Stock” means the common stock, $0.001 par value, of Parent.
     “Parent Reports” shall mean (a) Parent’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010, as filed with SEC, and (b) all other reports filed by Parent under Section 13 or subsections (a) or (c) of Section 14 of the 1934 Act with the SEC since June 30, 2010.
     “Parent Knowledge Personnel” means David E. Hershberg, Keith A. Hall, Julia Hanft and Kevin Coffey.
     “Patents” has the meaning specified in the definition of “Intellectual Property.”
     “Per Share Year 1 Earn Out Cash Amount” means the quotient obtained by dividing (i) the Year 1 Earn Out Cash Amount by (ii) the number of shares of Company Stock outstanding immediately prior to the Closing.
     “Per Share Year 1 Earn Out Stock Amount” means the quotient obtained by dividing (i) the Year 1 Earn Out Stock Amount by (ii) the number of shares of Company Stock outstanding immediately prior to the Closing.
     “Per Share Year 2 Earn Out Cash Amount” means the quotient obtained by dividing (i) the Year 2 Earn Out Cash Amount by (ii) the number of shares of Company Stock outstanding immediately prior to the Closing.
     “Per Share Year 2 Earn Out Stock Amount” means the quotient obtained by dividing (i) the Year 2 Earn Out Stock Amount by (ii) the number of shares of Company Stock outstanding immediately prior to the Closing.
     “Per Share Cash Consideration” means (i) the quotient obtained by dividing (A) the Cash Consideration by (B) the number of shares of Company Stock outstanding immediately prior to the Closing, less (ii) the quotient obtained by dividing (A) the Escrow Fund by (B) the number of shares of Company Stock outstanding immediately prior to the Closing.
     “Per Share Stock Consideration” means the quotient obtained by dividing the Stock Consideration by the number of shares of Company Stock outstanding immediately prior to the Closing.
     “Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) statutory, common or civil law Liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies arising or incurred in the ordinary course of business consistent with past practice, not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Company Balance Sheet and (iii) statutory Liens for Taxes not yet due and payable or Taxes being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Company Balance Sheet.
     “Planned 401K Contributions” has the meaning specified in the definition of “EBITDA.”
     “Person” means an individual, corporation, partnership, limited partnership, limited liability company, association, joint venture, trust, Governmental Authority or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
     “Principal Stockholders” means Jerald L. Cruce, Richard Duafala, William Lightfoot, Thomas Muldoon and F. Byron Parker.
     “Proportionate Share” means, with respect to each Company Stockholder, the percentage set forth opposite such Company Stockholder’s name on Exhibit C hereto.
     “Reasonable Inquiry” means the investigation that a reasonably prudent Person would conduct to determine the accuracy of such matter.
     “Related Documents” means, collectively, all agreements, instruments and other documents described herein or related hereto, including, without limitation, the Escrow Agreement.
     “SEC” means the Securities and Exchange Commission.
     “Software” has the meaning specified in the definition of “Intellectual Property.”
     “Solvent” means, with respect to any Person on any date of determination, that on such date (a) the fair value of the property of such Person and its Subsidiaries, on a consolidated basis, is greater than the total amount of liabilities, including contingent liabilities, of such Person and its Subsidiaries, on a consolidated basis, (b) the present fair salable value of the assets of such Person and its Subsidiaries, on a consolidated basis, is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s and its Subsidiaries’, on a consolidated basis, ability to pay such debts and liabilities as they mature, and (d) such Person and its Subsidiaries, on a consolidated basis, is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s and its Subsidiaries’, on a consolidated basis, property would constitute unreasonably small capital. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

     “Stock Consideration Parent Common Stock Price” means the average daily closing price of the Parent Common Stock for the ten (10) trading day period ending three (3) trading days prior to the Closing Date.
     “Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.
     “Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than, in the case of the Company, Parent or any of its Affiliates and, in the case of Parent, the Company or any of its Affiliates.
     “Trade Secrets” has the meaning specified in the definition of “Intellectual Property.”
     “Trademarks” has the meaning specified in the definition of “Intellectual Property.”
     “Working Capital Amount” means (a) the sum of current assets, determined in accordance with GAAP, minus (b) current liabilities, determined in accordance with GAAP; provided, however, that (i) no current deferred tax assets or current deferred tax liabilities shall be taken into account in the determination of the Working Capital Amount, (ii) no adjustments resulting from the application of GAAP for any recognition of revenue accrued by the Company on or prior to April 1, 2011, shall be taken into account in the determination of the Working Capital Amount (so long as any costs associated with such revenue shall have been paid or accrued as an expense of the Company), (iii) no adjustments resulting from the application of GAAP for the accounting of payments made under the BB&T Lease shall be taken into account in the determination of the Working Capital Amount and (iv) only fifty percent (50%) of fees and expenses incurred by the Company for the audit of the Company’s financial statements for the year ended December 31, 2010 shall be taken into account as a liability in the determination of the Working Capital Amount.
     “Year 1 Earn Out Parent Common Stock Price” means the average daily closing price of the Parent Common Stock for the ten (10) trading day period ending three (3) trading days prior to the Earn Out Payment Date in respect of the Year 1 Earn Out Amount.
     “Year 2 Earn Out Parent Common Stock Price” means the average daily closing price of the Parent Common Stock for the ten (10) trading day period ending three (3) trading days prior to the Earn Out Payment Date in respect of the Year 2 Earn Out Amount.
     (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2009 Financial Statements and 2010 Financial Statements	Section 4.07
Accredited Investor	Section 2.12
Agreement	Preamble
Cash Consideration	Section 2.02(a)(i)

Term	Section
Cash Shortfall	Section 2.03(d)(iii)
CEIPA	Section 4.28
Claim	Section 10.04(a)
Clients	Section 4.22(a)
Closing	Section 2.01(b)
Closing Balance Sheet	Section 2.03(a)(i)
Closing Options	Section 7.04
Closing Statement	Section 2.03(a)(i)
Closing Working Capital Amount	Section 2.03(a)(i)
Closing Working Capital Statement	Section 2.03(a)(i)
Company	Preamble
Company Securities	Section 4.05(b)
Company Software	Section 4.15(j)
Continuing Employees	Section 7.02(a)
Contracts	Section 4.20
Controlled Technology	Section 4.28
Cruce	Section 7.05
Disclosure	Section 4.15(j)
Dispute Notice	Section 2.03(b)
Dispute Resolution Period	Section 2.03(c)
Disputed Amounts	Section 2.03(c)
EAR	Section 4.28
Earn Out Cash Amount	Section 2.05(a)(ii)
Earn Out Dispute Notice	Section 2.05(b)
Earn Out Measurement Period	Section 2.05(a)(ii)
Earn Out Payment Date	Section 2.05(c)(iii)
Earn Out Restricted Stock	Section 7.03(b)
Earn Out Stock Amount	Section 2.05(a)(ii)
Earn Out Stock Shelf Registration Statement	Section 7.03(b)
Effective Time	Section 2.01(c)
EBITDA Earn Out Notice	Section 2.05(b)
Employee Benefit Plan	Section 4.19(a)
Employment Agreement	Preamble
Environmental Liabilities	Section 4.17
Financial Statements	Section 4.07
FIRPTA Certificate	Section 6.06(b)
Indemnification Agreement	Preamble
Indemnified Person	Section 7.01(a)
Indemnitee	Section 10.04(a)
Indemnitor	Section 10.04(a)
Interim Financial Statements	Section 4.07
Investment Representation Letter	Section 2.12
ITAR	Section 4.28
Leased Real Property	Section 4.14(b)

Term	Section
License	Section 4.15(b)
Licensed Intellectual Property	Section 4.15(b)
Losses	Section 10.02
Merger	Preamble
Merger Subsidiary	Preamble
Neutral Firm	Section 2.03(c)
OECD Convention	Section 4.26
OFAC	Section 4.28
Owned Intellectual Property	Section 4.15(a)
Owned Real Property	Section 4.14(a)
Parent	Preamble
Parent Employee Plan	Section 7.02(a)
Parent Indemnified Parties	Section 10.02
Permits	Section 4.23
Programs	Section 4.22(a)
PTO	Section 4.15(d)(i)
Purchase Price	Section 2.02(a)(i)
Real Property	Section 4.14(b)
Required Consents	Section 4.04
Restricted Stock	Section 7.03
Shelf Registration Statements	Section 7.03(b)
Stock Consideration	Section 2.02(a)(i)
Stock Consideration Restricted Stock	Section 7.03(a)
Stock Consideration Shelf Registration Statement	Section 7.03(a)
Stockholders’ Representative	Preamble
Surviving Corporation	Section 2.01(a)
Tax	Section 4.16(f)
Taxing Authority	Section 4.16(f)
Tax Return	Section 4.16(f)
Third Party Claim	Section 10.04(a)
UN Convention	Section 4.26
Unaudited Balance Sheet	Section 4.07
WARN	Section 4.18(a)
Working Capital Excess	Section 2.03(d)(ii)
Working Capital Shortfall	Section 2.03(d)(i)
Year 1 Earn Out Amount	Section 2.05(a)(i)
Year 1 Earn Out Cash Amount	Section 2.05(a)(i)
Year 1 Earn Out Measurement Period	Section 2.05(a)(i)
Year 1 Earn Out Stock Amount	Section 2.05(a)(i)
Year 2 Earn Out Amount	Section 2.05(a)(ii)
Year 2 Earn Out Cash Amount	Section 2.05(a)(ii)
Year 2 Earn Out Measurement Period	Section 2.05(a)(ii)
Year 2 Earn Out Stock Amount	Section 2.05(a)(ii)
virus	Section 4.15(k)

     Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. All references herein to “Dollars” and amounts preceded by a “$” shall be construed as references to United States dollars.
ARTICLE 2
The Merger
     Section 2.01. The Merger.
     (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined below) and subject to the provisions of Applicable Law, Merger Subsidiary shall be merged with and into the Company in accordance with Maryland Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).
     (b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York time) in New York City at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York, 10036 on the date hereof, or as soon as possible thereafter, but in any event no later than two (2) Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing.

Notwithstanding the foregoing, the parties hereto agree and acknowledge that the transactions contemplated by this Agreement shall be deemed to have been consummated for all purposes on April 1, 2011 (including, without limitation, as applicable to any periodic measurements or payments).
     (c) At the Closing:
     (i) The Company shall deliver to Parent and Merger Subsidiary the various certificates, instruments and documents referred to in Section 9.02(f).
     (ii) Parent and Merger Subsidiary shall deliver to the Company the various certificates, instruments and documents referred to in Section 9.03(c).
     (iii) The Surviving Corporation shall file articles of merger with the Maryland State Department of Assessments and Taxation and make all other filings or recordings required by Maryland Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the articles of merger are duly filed with the Maryland State Department of Assessments and Taxation (or at such later time as may be agreed upon by the parties hereto and specified in the articles of merger).
     (iv) Each Company Stockholder shall deliver to Parent for cancellation the certificate(s) representing his/her shares of Company Stock;
     (v) Parent, the Stockholders’ Representative and the Escrow Agent shall execute and deliver the Escrow Agreement, and Parent shall deposit the Escrow Fund with the Escrow Agent in accordance with Section 2.06.
     (vi) Subject to Section 2.04, Parent shall deliver to the Company Stockholders by wire transfer of immediately available funds to the account of the Stockholders’ Representative, on behalf of the Company Stockholders, designated on Exhibit D hereto an amount equal to the Cash Consideration. The Stockholders’ Representative will distribute any Cash Consideration to be paid under this Agreement in accordance with each Company Stockholder’s Proportionate Share.
     (vii) Subject to Section 2.04 and Section 2.12, Parent shall deliver to the Company Stockholders common stock certificates of Parent representing the Stock Consideration allocated amongst the Company Stockholders in the amounts set forth in Exhibit E hereto.
     (d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Maryland Law.
     Section 2.02. Conversion of Shares. At the Effective Time:

     (a) Merger Consideration; Conversion of Company Stock.
     (i) The aggregate merger consideration to be paid by Parent at the Closing in respect of all of the shares of Company Stock shall be (A) Fifteen Million Dollars ($15,000,000), less the Escrow Fund (the “Cash Consideration”) and (B) a number of shares of Parent Common Stock with a value of Five Million Dollars ($5,000,000), based on the Stock Consideration Parent Common Stock Price (the “Stock Consideration,” and together with the Cash Consideration, the “Purchase Price”), subject to the following sentence and to adjustment pursuant to Section 2.03 hereof. Notwithstanding the foregoing, Parent may increase the amount of the Cash Consideration by reducing the Stock Consideration by a corresponding amount, up to, and including, the full amount of the Stock Consideration.
     (ii) Except as otherwise provided in Section 2.02(b) and Section 2.04, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive (A) the Per Share Cash Consideration, (B) the Per Share Stock Consideration, (C) the Per Share Year 1 Earn Out Cash Amount, (D) the Per Share Year 1 Earn Out Stock Amount, (E) the Per Share Year 2 Earn Out Cash Amount and (F) the Per Share Year 2 Earn Out Stock Amount.
     (b) Treasury Stock. Each share of Company Stock held by the Company as treasury stock or owned by Parent or any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.
     (c) Common Stock of Merger Subsidiary. Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and preferences as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
     Section 2.03. Post-Closing Date Purchase Price Adjustment.
     (a) Working Capital Adjustment.
     (i) Within sixty (60) days after the Closing Date, Parent shall prepare and deliver to the Stockholders’ Representative a statement setting forth Parent’s calculation of the Working Capital Amount as of the Closing (the “Closing Working Capital Amount”), which statement shall contain a balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein) (the “Closing Balance Sheet”) and a calculation of the Working Capital Amount (the “Closing Working Capital Statement,” and together with the Closing Balance Sheet, the “Closing Statement”). The calculation of the Closing Working Capital Statement shall be made in a manner consistent with the calculation of the estimated Working Capital Amount set forth in Exhibit F hereto.

     (ii) A post-Closing reduction or increase to the Purchase Price, as applicable, shall be made to the extent that the Closing Working Capital Amount is less than or greater than Four Hundred Thousand Dollars ($400,000), in each case, as set forth in Section 2.03(d) below.
     (iii) Notwithstanding the Closing Working Capital Amount, the cash shown on the Closing Balance Sheet shall be equal to or greater than the amount of deferred revenue shown on the Closing Balance Sheet.
     (iv) The parties acknowledge that immediately prior to the execution and delivery of this Agreement, the Company made a dividend distribution of One Million, Eight Hundred Forty Five Thousand, Seven Hundred and Fifty Eight Dollars and Seventy Six Cents ($1,845,758.76).
     (b) Review by Stockholders’ Representative. After receipt of the Closing Statement, the Stockholders’ Representative shall have thirty (30) days to review the Closing Statement. During such thirty (30)-day period, the Stockholders’ Representative and his representatives shall be permitted reasonable access to books and records of the Company related to the preparation of the Closing Statement. Unless the Stockholders’ Representative delivers written notice to Parent on or prior to the thirtieth (30th) day after the Stockholders’ Representative’s receipt of the Closing Statement specifying in reasonable detail all items disputed by the Stockholders’ Representative in good faith and the basis therefor, and the Stockholders’ Representative’s determination of the adjustment to the Purchase Price (a “Dispute Notice”), the Stockholders’ Representative shall be deemed to have accepted and agreed to the Closing Statement and Parent’s determination of the adjustments to the Purchase Price. Any dispute will be resolved in accordance with the procedures set forth in Section 2.03(c).
     (c) Dispute. If the Stockholders’ Representative timely provides a Dispute Notice (or pursuant to Section 2.05(b), an “Earn Out Dispute Notice” (as defined therein)) to Parent, the representatives of Parent and the Stockholders’ Representative shall, within thirty (30) days following the date of the Dispute Notice or Earn Out Dispute Notice (the “Dispute Resolution Period”), attempt in good faith to resolve their differences and any resolution by them that is agreed by the parties in writing shall be final, binding and conclusive. In connection with any such dispute, each party will cooperate with the other party to attempt to resolve such dispute, including making available to such other parties personnel, books and records, material and other information reasonably requested for making determinations as to the dispute and related computations. If at the conclusion of the Dispute Resolution Period there are amounts still remaining in dispute (“Disputed Amounts”), then all amounts remaining in dispute shall be submitted for resolution to a recognizable, reputable and impartial certified public accounting firm that is mutually acceptable to Parent and the Stockholders’ Representative (the “Neutral Firm”). If Parent and the Stockholders’ Representative cannot agree upon a Neutral Firm within ten (10) days, a mediator selected by JAMS at the request of the parties shall choose a recognized, reputable, and impartial certified public accounting firm to act as the Neutral Firm. Within thirty (30) days from the date such Neutral Firm is retained, the Neutral Firm shall resolve the amounts remaining in dispute between the parties and shall deliver its determination of the amounts remaining in dispute, including a determination of any and all adjustments related thereto, in writing to Parent and the Stockholders’ Representative, which determination shall be final, binding and conclusive. The fees and expenses of the Neutral Firm shall be borne by Parent and the Stockholders’ Representative pro rata, such that Parent shall be responsible for a percentage of such fees and expenses that is equal to the percentage of the Disputed Amounts that the Neutral Firm determines should be included in the Closing Working Capital Amount or calculation of EBITDA and the Stockholders’ Representative shall be responsible for a percentage of such fees and expenses that is equal to the percentage of the Disputed Amounts that the Neutral Firm determines should not be included in the Closing Working Capital Amount or calculation of EBITDA. Notwithstanding any other provision of this Agreement, any portion of any payment due hereunder which is not in dispute shall be paid to the Company Stockholders in accordance with the terms of this Agreement.
     (d) Payment of Purchase Price Adjustment. Upon final determination of the Closing Working Capital Amount, as provided in Section 2.03(b):
     (i) If the Closing Working Capital Amount is less than Four Hundred Thousand Dollars ($400,000) (the amount of such difference, the “Working Capital Shortfall”), then Parent may thereupon make demand upon the Escrow Agent in respect of the Escrow Fund pursuant to the terms of the Escrow Agreement for an amount equal to the Working Capital Shortfall.
     (ii) If the Closing Working Capital Amount is greater than Four Hundred Thousand Dollars ($400,000) (the amount of such difference, the “Working Capital Excess”), then Parent shall, within five (5) Business Days after such final determination, pay the amount of the Working Capital Excess by check or by wire transfer of immediately available funds to an account designated by the Stockholders’ Representative in writing in advance of payment, which payment shall be distributed by the Stockholders’ Representative to the Company Stockholders in accordance with each Company Stockholder’s Proportionate Share; provided, however, that if the deferred revenue is greater than the cash, in both cases as shown on the Closing Balance Sheet, then Parent may withhold from the Working Capital Excess an amount equal to the difference between such deferred revenue and such cash amounts.
     (iii) If the deferred revenue as shown on the Closing Balance Sheet is greater than the cash as shown on the Closing Balance Sheet (the amount of the difference between such deferred revenue and such cash, the “Cash Shortfall”), and (A) there is a Working Capital Shortfall, then Parent may make a demand upon the Escrow Agent for the Cash Shortfall; or (B) there is a Working Capital Excess, then Parent may withhold from the Working Capital Excess an amount equal to the Cash Shortfall.
     Section 2.04. Dissenting Shares.
     (a) Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration unless the Company Stockholder holding such Dissenting Shares shall have forfeited his, her or its right to appraisal under Maryland Law or properly withdrawn his, her or its demand for appraisal. If such Company Stockholder has so forfeited or properly withdrawn his, her or its right to appraisal of Dissenting Shares, then (i) as of the occurrence of such event, such Company Stockholder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration payable in respect of such shares of Company Stock pursuant to Section 2.02 and, and (ii) promptly following the occurrence of such event (but no later than five (5) Business Days after the occurrence of such event), Parent or the Surviving Corporation shall deliver to such Company Stockholder the portion of the Merger Consideration to which such Company Stockholder is entitled pursuant to Section 2.02 as of the date of such payment.
     (b) The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Stock, withdrawals of such demands and any other instruments that relate to such demands received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Maryland Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal of any shares of Company Stock or offer to settle or settle any such demands.
     Section 2.05. Earn Out. In addition to the consideration payable and/or issuable to the Company Stockholders in respect of the Purchase Price pursuant to Section 2.02, each Company Stockholder shall be entitled to receive the (a) Per Share Year 1 Earn Out Cash Amount, (b) Per Share Year 1 Earn Out Stock Amount, (c) Per Share Year 2 Earn Out Cash Amount and (d) Per Share Year 2 Earn Out Stock Amount, in each case, multiplied by the number of shares of Company Stock held by such Company Stockholder immediately prior to the Closing.
     (a) EBITDA Targets. Subject to, and in accordance with, the terms of this Section 2.05, Parent shall pay or cause to be paid to the Company Stockholders additional payments, calculated as follows:
     (i) An amount, if any, of up to Eight Million Nine Hundred Thousand Dollars ($8,900,000) (the “Year 1 Earn Out Amount”) the exact amount of which is to be determined in accordance with the targets set forth in Exhibit G hereto on the basis of the Acquired Business achieving the consolidated EBITDA targets set forth in Exhibit G during the twelve (12) full calendar months commencing on April 1, 2011 (the “Year 1 Earn Out Measurement Period”). Parent shall pay the Year 1 Earn Out Amount in the form of (A) cash in an amount equal to seventy-five percent (75%) of the Year 1 Earn Out Amount (the “Year 1 Earn Out Cash Amount”) and (B) a number of shares of Parent Common Stock, based on the Year 1 Earn Out Parent Common Stock Price, having a value equal to twenty-five percent (25%) of the Year 1 Earn Out Amount (the “Year 1 Earn Out Stock Amount”).
     (ii) An amount, if any, of up to Twelve Million One Hundred Thousand Dollars ($12,100,000) (the “Year 2 Earn Out Amount”), the exact amount of which is to be determined in accordance with the targets set forth in Exhibit G hereto on the basis of the Acquired Business achieving the consolidated EBITDA targets set forth in Exhibit G during the twelve (12) full calendar months commencing one day after the end of the Year 1 Earn Out Measurement Period (the “Year 2 Earn Out Measurement Period”; each of the Year 1 Earn Out Measurement Period and the Year 2 Earn Out Measurement Period also referred to herein as an “Earn Out Measurement Period”). Parent shall pay the Year 2 Earn Out Amount in the form of (A) cash in an amount equal to seventy-five percent (75%) of the Year 2 Earn Out Amount (the “Year 2 Earn Out Cash Amount”; each of the Year 1 Earn Out Cash Amount and the Year 2 Earn Out Cash Amount also referred to herein as an “Earn Out Cash Amount”) and (B) a number of shares of Parent Common Stock, based on the Year 2 Earn Out Parent Stock Price, having a value equal to twenty-five percent (25%) of the Year 2 Earn Out Amount (the “Year 2 Earn Out Stock Amount”; each of the Year 1 Earn Out Stock Amount and the Year 2 Earn Out Stock Amount also referred to herein as an “Earn Out Stock Amount”).
     (iii) Notwithstanding the foregoing, upon notice given to the Company no later than three (3) Business Days prior to the applicable Earn Out Payment Date (as defined below), Parent may increase the amount of the applicable Earn Out Cash Amount by reducing the applicable Earn Out Stock Amount by a corresponding amount, up to, and including, the full amount of such Earn Out Stock Amount.
     (b) EBITDA; Determination. For the purposes of Section 2.05(a), the calculation of EBITDA shall be determined by Parent at the end of each Earn Out Measurement Period, and an interim EBITDA determination shall be made six (6) months prior to the end of each Earn Out Measurement Period (each, an “EBITDA Earn Out Notice Date”). No later than forty-five (45) days after each EBITDA Earn Out Notice Date, Parent shall deliver a notice to the Stockholders’ Representative (each such notice, an “EBITDA Earn Out Notice”) specifying the calculation of the cumulative EBITDA amount for the applicable portion of the respective Earn Out Measurement Period. The Stockholders’ Representative shall have thirty (30) days to review the EBITDA Earn Out Notice and provide Parent with notice of any dispute the Stockholders’ Representative may have with the calculation of the EBITDA for the period set forth therein. Parent shall provide the Stockholders’ Representative with reasonable access to books and records of Parent and the Surviving Corporation and shall cooperate with the Stockholders’ Representative during his review of the EBITDA Earn Out Notice. In the event that the Stockholders’ Representative shall dispute Parent’s calculation of EBITDA contained in an EBITDA Earn Out Notice, Parent and the Stockholders’ Representative shall settle any such dispute in accordance with the procedures set forth in Section 2.03(c). Unless the Stockholders’ Representative delivers written notice to Parent on or prior to the thirtieth (30th) day after the Stockholders’ Representative’s receipt of an EBITDA Earn Out Notice specifying in reasonable detail all items disputed by the Stockholder Representative in good faith and the basis therefor (an “Earn Out Dispute Notice”), the Stockholder Representative shall be deemed to have accepted and agreed to the EBITDA amount specified in such EBITDA Earn Out Notice.
     (c) Earn Out Payment.

     (i) Any Earn Out Cash Amount payable under this Section 2.05 shall be delivered by Parent to the Company Stockholders, by wire transfer of immediately available funds in U.S. Dollars to the account of the Stockholders’ Representative, on behalf of the Company Stockholders. The Stockholders’ Representative shall provide the appropriate banking information by written notice to Parent at least five (5) Business Days before such payment is due. The Stockholders’ Representative shall distribute any Earn Out Cash Amount to be paid under this Agreement in accordance with each Company Stockholder’s Proportionate Share.
     (ii) Parent shall deliver to the Company Stockholders common stock certificates of Parent representing any Earn Out Stock Amount that Parent does not elect to pay in cash, allocated amongst the Company Stockholders in accordance with each Company Stockholder’s Proportionate Share.
     (iii) Parent shall make the payment and/or delivery provided for in subsections (i) and (ii) above, in each case, no later than ten (10) days following the final determination of the EBITDA calculation for the applicable Earn Out Measurement Period (each such payment or delivery date, as applicable, an “Earn Out Payment Date”).
     (d) Post-Closing Operations. For the duration of each Earn Out Measurement Period, Parent hereby covenants that it shall (i) operate the business of the Surviving Corporation diligently and in the ordinary course of business, as consistent with the operations of the Company heretofore, so long as said operations were conducted in accordance with sound business practice; (ii) not take any actions that would materially change the operations of the Business or the benefit plans available to the Company’s employees, including any action that would prevent the Surviving Corporation (A) from conducting its Business in the ordinary course, (B) from taking any action necessary to preserve the Business, (C) from keeping available to the Surviving Corporation its employees, or (D) from preserving the Surviving Corporation’s relationships with customers, suppliers and others; (iii) provide access to a credit facility or some other form of funds sufficient to replace the Company’s existing line of credit with BB&T Bank, which line of credit expires on March 31, 2011; (iv) use commercially reasonable efforts to facilitate the Surviving Corporation in its efforts to maximize EBITDA; and (v) not take any action intended to circumvent payment of the maximum Earn Out Amounts under Section 2.05 hereunder.
     Section 2.06. Escrow.
     (a) On the Closing Date, Parent shall deposit the Escrow Fund with the Escrow Agent for the purpose of providing for any adjustment pursuant to Section 2.03 hereof and securing the indemnification obligations of the Company Stockholders set forth in this Agreement. Subject to and in accordance with the terms of the Escrow Agreement, within five (5) Business Days after the expiration of (i) the twelve (12) month period following the Closing Date, the Escrow Agent shall deliver to an account designated by the Stockholders’ Representative, on behalf of the Company Stockholders, up to $1,333,334, (ii) the twenty-four (24) month period following the Closing Date, the Escrow Agent shall deliver to an account designated by the Stockholders’

Representative, on behalf of the Company Stockholders, the remaining balance of the Escrow Fund, less $333,333 and (iii) the thirty-six (36) month period following the Closing Date, the Escrow Agent shall deliver to an account designated by the Stockholders’ Representative, on behalf of the Company Stockholders, the remaining balance of the Escrow Fund.
     (b) The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including the placement of the Escrow Fund in escrow.
     Section 2.07. Stockholders’ Representative.
     (a) The Company Stockholders, by the approval and adoption of this Agreement, appoint, authorize and empower the Stockholders’ Representative to act on behalf of each Company Stockholder in connection with, and to facilitate the consummation of the transactions under, this Agreement, which shall include the power and authority (i) to make all decisions relating to the determination of any adjustments to the Purchase Price and the determination of EBITDA, (ii) to take all action necessary in connection with the defense and/or settlement of any claims for which the Company Stockholders may be required to indemnify Parent pursuant to Article 10 hereof, (iii) to give and receive all notices required to be given under the Agreement, (iv) to execute and deliver the Escrow Agreement, (v) to execute and deliver such amendments to this Agreement as the Stockholders’ Representative, in his reasonable discretion, may deem necessary or desirable to give effect to the intentions of this Agreement, and (vi) to take any and all additional action as is contemplated to be taken by or on behalf of the Company Stockholders by the terms of this Agreement.
     (b) In the event of the death or permanent disability of the Stockholders’ Representative, Richard Duafala shall serve as Stockholders’ Representative. In the event of the death or permanent disability of Richard Duafala, a successor Stockholders’ Representative shall be elected by a majority vote of the Company Stockholders, with each such Company Stockholder (or his, her or its successors or assigns) to be given a vote equal to the number of votes represented by the shares of Company Stock held by such Company Stockholder immediately prior to the Closing. Each successor Stockholders’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement and the Escrow Agreement upon the original Stockholders’ Representative.
     (c) All decisions and actions by the Stockholders’ Representative, including, without limitation, any agreement between the Stockholders’ Representative and Parent relating to the determination of any adjustments to the Purchase Price and the determination of EBITDA, the defense or settlement of any claims for which the Company Stockholders may be required to indemnify Parent pursuant to Article 10 hereof or the amendment of this Agreement shall be binding upon all of the Company Stockholders, and no Company Stockholder shall have the right to object, dissent, protest or otherwise contest the same.
     (d) By their adoption and approval of this Agreement, the Company Stockholders agree that:

     (i) Parent shall be able to rely conclusively on the instructions and decisions of the Stockholders’ Representative as to the determination of any adjustments to the Purchase Price and the determination of EBITDA, the settlement of any claims for indemnification by Parent pursuant to Article 10 hereof, the amendment of this Agreement or any other actions required to be taken by the Stockholders’ Representative hereunder, and no Party hereunder shall have any cause of action against Parent or the Stockholders’ Representative for any action taken by Parent in reliance upon the instructions or decisions of the Stockholders’ Representative;
     (ii) all actions, decisions and instructions of the Stockholders’ Representative shall be conclusive and binding upon all of the Company Stockholders, and no Company Stockholder shall have any cause of action against the Stockholders’ Representative for any action taken, decision made or instruction given by the Stockholders’ Representative under this Agreement, except for fraud or willful breach of this Agreement by the Stockholders’ Representative;
     (iii) the provisions of this Section 2.07 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Company Stockholder may have in connection with the transactions contemplated by this Agreement;
     (iv) remedies available at law for any breach of the provisions of this Section 2.07 are inadequate; therefore, Parent, the Stockholders’ Representative and the Company shall be entitled to temporary and permanent injunctive relief without the necessity of proving damages if any such Party brings an action to enforce the provisions of this Section 2.07; and
     (v) the provisions of this Section 2.07 shall be binding upon the executors, heirs, legal representatives and successors of each Company Stockholder, and any references in this Agreement to a Company Stockholder or the Company Stockholders shall mean and include the successors to the Company Stockholders’ rights hereunder, whether pursuant to testamentary disposition, Applicable Laws relating to descent and distribution or otherwise.
     (e) All fees and expenses incurred by the Stockholders’ Representative shall be paid by the Company Stockholders in accordance with their respective Proportionate Shares. The Stockholders’ Representative may, in his sole discretion, offset such amount of fees and expenses against any amounts payable to the Company Stockholders under this Agreement.
     Section 2.08. No Further Rights. From and after the Effective Time, no shares of Company Stock shall be deemed to be outstanding, and holders of certificates formerly representing shares of Company Stock shall cease to have any rights with respect thereto except as provided herein or by Applicable Law.
     Section 2.09. Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Stock shall thereafter be made. If, after the Effective Time, certificates formerly representing shares of Company Stock are presented to Parent or the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration in accordance with Section 2.02, subject to Applicable Law in the case of Dissenting Shares.
     Section 2.10. Withholding. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Company Stockholder such amounts as Parent is required to deduct and withhold under the Code, or any Tax provision, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company Stockholders, in respect of whom such deduction and withholding was made by Parent.
     Section 2.11. Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of shares of Company Stock or in respect of any Earn Out Stock Amount, and such fractional share interests will not entitle the owner thereof to vote or to any rights as a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Stock as of the Closing Date who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Stock Consideration Parent Common Stock Price, the Year 1 Earn Out Parent Common Stock Price, or the Year 2 Earn Out Parent Common Stock Price, as applicable.
     Section 2.12. Investment Representations. In connection with the payment of Parent Common Stock, if any, to be delivered by Parent to any Company Stockholder in respect of the Stock Consideration or any Earn Out Stock Amount, as applicable:
     (a) Each Company Stockholder shall, at the request of Parent, deliver to Parent an investment representation letter in the form attached as Exhibit H hereto (each, an “Investment Representation Letter”), representing whether or not such Company Stockholder is qualified as an “accredited investor” within the meaning of Rule 501 of the Securities Act (an “Accredited Investor”), which delivery shall be made no later than three (3) days prior to (a) the Closing Date, in the case of the Stock Consideration, if any, and (b) the applicable Earn Out Payment Date, in the case of any Earn Out Stock Amount. If such Company Stockholder is not an Accredited Investor, such Company Stockholder shall have appointed a “purchaser representative” (as such term is defined in Rule 501 promulgated by the SEC under the 1933 Act).
     (b) Notwithstanding any other provision of this Agreement, any payment of Parent Company Stock payable to a Company Stockholder that is not an Accredited Investor shall be paid in cash at Parent’s sole discretion, to the extent necessary to ensure that the number of Company Stockholders who are not Accredited Investors and who receive Parent Common Stock in respect of each of the Stock Consideration, the Year 1 Earn Out Stock Amount or the Year 2 Earn Out Stock Amount, as applicable, does not exceed thirty-five (35) individuals. Any payment that is made in cash to a Company Stockholder pursuant to this Section 2.12(b) shall be in an amount equal to (x) the number of shares of Parent Common Stock payable to such Company Stockholder multiplied by (y) the Stock Consideration Parent Common Stock Price, the Year 1 Earn Out Parent Common Stock Price or the Year 2 Earn Out Parent Common Stock Price, as applicable.
ARTICLE 3
The Surviving Corporation
     Section 3.01. Articles of Incorporation. At the Effective Time and by virtue of the Merger, the articles of incorporation of the Company shall read in its entirety as set forth in Exhibit I hereto and, as so amended, shall be the articles of incorporation of Merger Subsidiary until thereafter amended in accordance with Maryland Law. Nothing in this Section 3.01 shall affect in any way the indemnification obligations provided for in Section 7.01.
     Section 3.02. Bylaws. At the Effective Time, the bylaws of the Company shall be amended to be identical to the bylaws of Merger Subsidiary in effect immediately prior to the Effective Time and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with Maryland Law. Nothing in this Section 3.02 shall affect in any way the indemnification obligations provided for in Section 7.01.
     Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, the directors and officers of the Company shall be as set forth in Exhibit J hereto.
ARTICLE 4
Representations and Warranties of the Company
     The Company represents and warrants to Parent as of the date hereof and as of the Closing that:
     Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has all requisite power and authority and all Permits required to carry on its business as presently conducted and to own and lease its property and assets. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the articles of incorporation and bylaws of the Company as currently in effect.
     Section 4.02. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and each Related Document to which the Company is a party, and the consummation by the Company of the transactions contemplated hereby and thereby are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been, and each Related

Document to which the Company is a party will be, duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement and the Related Documents by the other parties hereto or thereto, this Agreement is, and each Related Document will be, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law).
     Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and each Related Document to which the Company is a party, and the consummation by the Company of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of articles of merger with respect to the Merger with the Maryland State Department of Assessments and Taxation and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (b) compliance with any applicable requirements of the 1934 Act, and any other applicable state or federal securities laws.
     Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and each Related Document to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, result in a violation or breach of, constitute a default or an event of default under, or require the consent or approval of or any notice to or filing with any Person, under any material indenture, mortgage, bond or other material contract, license, agreement, Permit, instrument or other obligation to which the Company is a party or by which any of its assets are bound, except as set forth on Section 4.04 of the Disclosure Schedule (the “Required Consents”) or (d) result in the creation or imposition of any Lien on any asset of the Company.
     Section 4.05. Capitalization.
     (a) The authorized capital stock of the Company consists of 67,000 shares of Company Stock, $0.01 par value, consisting of 45,000 shares of voting class A Company Stock and 22,500 shares of non-voting class B Company Stock. As of March 31, 2011, (i) 19,000 shares of voting Company Stock were issued and outstanding, (ii) 16,725 shares of non-voting Company Stock were issued and outstanding. All outstanding shares of capital stock of the Company have been duly authorized and validly issued, fully paid and nonassessable.
     (b) Except as set forth in this Section 4.05, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any of the Company Securities. Except as set forth in Section 4.05(b) of the Disclosure Schedule, the Company is not a party to any voting agreement with respect to the voting of any Company Securities.
     Section 4.06. Subsidiaries. The Company does not have any Subsidiaries. The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity, and the Company does not operate under any names other than ComSource, Inc., including any registered “d/b/a” names, except as set forth on Section 4.06 of the Disclosure Schedule. The Company does not have any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interest in, any Person.
     Section 4.07. Financial Statements. Attached as Section 4.07 of the Disclosure Schedule are (i) the unaudited balance sheet of the Company as of February 28, 2011 (the “Unaudited Balance Sheet”) and the related statements of income and cash flows for the two (2) months then ended (the “Interim Financial Statements”), and (ii) the balance sheet of the Company as of December 31, 2010 and December 31, 2009, and the related statements of income and cash flows for the years then ended, respectively (the “2009 Financial Statements and 2010 Financial Statements” and, together with the Interim Financial Statements, the “Financial Statements”). Each of the Financial Statements (including, in each case, the related notes thereto) was prepared in accordance with the books and records of the Company and, except as noted in Section 4.07 of the Disclosure Schedule, in accordance with GAAP consistently applied throughout the periods involved (except as may be indicated therein or in the notes thereto), and each fairly presents in all material respects the financial position of the Company as at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the Interim Financial Statements are subject to normal and recurring year-end adjustments which will not be material in amount and such Interim Financial Statements may not contain all notes required by GAAP.
     Section 4.08. Internal Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP (except as noted in Section 4.07 of the Disclosure Schedule) and to maintain asset accountability, (c) access to assets is permitted only in accordance with management’s general or specific authorization and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
     Section 4.09. No Indebtedness and no Undisclosed Material Liabilities. As of the Closing Date, the Company has no short- or long-term debts. Except as set forth in Section 4.09 of the Disclosure Schedule, there are no liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (a) disclosed and provided for in the Unaudited Balance Sheet or in the notes thereto; and (b) incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date.
     Section 4.10. Accounts Receivable. All accounts receivable of the Company, whether or not reflected in the Unaudited Balance Sheet, represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business consistent with past practice. The accounts receivable of the Company are current and collectible net of the reserve shown on the Unaudited Balance Sheet (which reserve is adequate and calculated consistent with past practice in the preparation of the Financial Statements). Subject to such reserve, each of the accounts receivable either has been or will be collected in full, without any setoff, expense or other reduction, within ninety (90) days after the day on which it first becomes due and payable. To the Knowledge of the Company, there is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business consistent with past practice, with respect to any account receivable. Section 4.10 of the Disclosure Schedule lists and set forth the aging of all accounts receivable as of the date of the Unaudited Balance Sheet.
     Section 4.11. Absence of Certain Changes. Except as set forth in Section 4.11 of the Disclosure Schedule, since December 31, 2010:
     (a) the Company has conducted its operations and affairs only in the ordinary course of business consistent with past practice;
     (b) there has been no material change in the Business, and, to the Knowledge of the Company, no occurrence of any events, set of circumstances or conditions that has had or is reasonably likely to result in a Material Adverse Effect; and
     (c) the Company has not:
     (i) amended, waived any provision of, terminated prior to its scheduled expiration date, or otherwise compromised in any way, any Contract (including, without limitation, contracts described in clause (ii) below), or any other right or asset of the Company, except in the ordinary course of business consistent with past practice;
     (ii) entered into any contract, agreement, lease, license or commitment relating to the Business not to be fully performed prior to the Effective Time, except in the ordinary course of business consistent with past practice;
     (iii) sold, leased, licensed, pledged, mortgaged, transferred or otherwise disposed of any of its assets or assets covered by any contract, except (A) pursuant to existing contracts or commitments disclosed herein or (B) in the ordinary course of business consistent with past practice;
     (iv) paid, declared or promised to pay any dividends, distributions, bonuses or other payments to its stockholders, directors, officers, employees, consultants, agents or representatives, except payments under contracts made in the ordinary course of business consistent with past practice;
     (v) incurred any liability outside of the ordinary course of business consistent with past practice;
     (vi) caused any change in its equity ownership structure;
     (vii) incurred or increased any Lien on any of its assets or guarantied any obligation or the net worth of any Person;
     (viii) (A) increased the compensation of any of its employees, except in the ordinary course of business consistent with past practice, or (B) increased the compensation of any of its executive officers;
     (ix) discharged or satisfied any Lien other than those which were required to be discharged or satisfied in accordance with their original terms or in accordance with this Agreement;
     (x) made any capital expenditures or capital additions or betterments, other than ordinary repairs and maintenance in the ordinary course of business consistent with past practice;
     (xi) instituted or settled any litigation or any legal, administrative or arbitration action or proceeding before any court or Governmental Authority relating to it or any of its properties or assets; or
     (xii) agreed to do any of the foregoing.
     Section 4.12. Compliance with Laws. The Company is in compliance in all material respects with all Applicable Laws and all agreements, to which, as of the date hereof, it is a party or by which it is bound. Except as set forth in Section 4.12 of the Disclosure Schedule, the Company has not received any notice or other communication (whether written or oral) from any Governmental Authority regarding any actual, alleged, possible or potential material violation of, or any failure to comply with, any Applicable Law.
     Section 4.13. Litigation. There is no civil, criminal or administrative action, suit, claim, hearing, investigation or proceeding pending, or to the Knowledge of the Company threatened, against the Company in any court, by any Governmental Authority or before any arbitrator or other tribunal. The Company is not subject to any outstanding action, order, writ, judgment, injunction or decree of any court or Governmental Authority related to the Business.
     Section 4.14. Properties.

     (a) Section 4.14(a) of the Disclosure Schedule contains a true, complete and correct list of all of the real property that is owned by the Company (the “Owned Real Property”), including the legal description, street address and any tax parcel identification of each property.
     (b) Section 4.14(b) of the Disclosure Schedule lists all real estate leased by the Company as a lessee, sublessee, or assignee (the “Leased Real Property, and together with the Owned Real Property, the “Real Property”). All Leased Real Property is leased pursuant to valid written leases listed in Section 4.14(b) of the Disclosure Schedule. Such leases contain the entire agreement between the landlord of each of the leased premises and the Company, and there is no other contract between the landlord and the Company affecting such Leased Real Property. The Company does not lease Real Property as a lessor or sublessor.
     (c) The Owned Real Property and the Company’s interests in the Leased Real Property are owned by the Company free and clear of all Liens, variances or limitations of any nature, other than Permitted Liens.
     (d) The Company owns all tangible property reflected as owned in the Unaudited Balance Sheet (other than inventory sold since the date of the Unaudited Balance Sheet in the ordinary course of business consistent with past practice), free and clear of all Liens, other than Permitted Liens and as set forth in Section 4.14(c) of the Disclosure Schedule. All the tangible personal property purchased or otherwise acquired by the Company since the date of the Unaudited Balance Sheet (other than inventory acquired and sold since the date of the Unaudited Balance Sheet in the ordinary course of business consistent with past practice) is owned by the Company free and clear of all Liens, other than Permitted Liens and as set forth in Section 4.14(c) of the Disclosure Schedule. All tangible property owned or leased by the Company is (i) located at one or more of the properties identified on Section 4.14(a) of the Disclosure Schedule and (ii) in adequate operating condition, ordinary wear and tear excepted, and is sufficient for the conduct of the Business.
     Section 4.15. Intellectual Property.
     (a) Section 4.15(a) of the Disclosure Schedule lists (i) all registered Trademarks, all pending applications for Trademarks and all Trademarks for which the Company claims common law trademark rights; (ii) all Domain Names; (iii) all issued Patents and any applications for Patents; and (iv) all registered Copyrights or any applications for Copyrights, in each case, owned by the Company (collectively, the “Owned Intellectual Property”).
     (b) Section 4.15(b) of the Disclosure Schedule lists all licenses, sublicenses, agreements or instruments involving the Intellectual Property of the Company, including (i) licenses by the Company to any Person of any Intellectual Property; and (ii) all licenses by any other Person to the Company of any Intellectual Property (such Intellectual Property, “Licensed Intellectual Property”), except generally available “off-the-shelf” software licenses (each, a “License”). All Licensed Intellectual Property is used or held for use by the Company other than pursuant to a written License identified on Section 4.15(b) of the Disclosure Schedule. Each License identified on Section 4.15(b) of the Disclosure Schedule is a valid and binding agreement enforceable in accordance with its terms. With respect to each License, there is no material default (or event that with the giving of notice or passage of time would constitute a material default) by the Company, or to the Knowledge of the Company, the other party thereto. There are no pending and, to the Knowledge of the Company, no threatened claims with respect to any License. Except as identified on Section 4.15(b) of the Disclosure Schedule, no License contains any indemnity by the Company in favor of a Third Party with respect to the Intellectual Property.
     (c) Patents.
     (i) All of the issued Patents and pending applications for Patents of the Company are currently in compliance with all Applicable Laws (including payment of filing, examination, and maintenance fees, and filing of inventor assignments), are recorded as owned by Company and are not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days after the Closing Date.
     (ii) No Patent of the Company has been or is now involved in any infringement, interference, reissue or reexamination proceeding and, to the Knowledge of the Company, no such action is threatened with respect to any of the Patents of the Company.
     (iii) No product manufactured or sold by the Company, nor any Patent of the Company is alleged to infringe any patent or product of any Person, and to the Knowledge of the Company, no Patent of, or product manufactured or sold by the Company is infringed.
     (iv) All products sold under the Patents have been marked with the proper patent notice.
     (d) Trademarks.
     (i) All registered Trademarks, and pending applications for Trademarks with the United States Patent and Trademark Office (“PTO”) or any other country’s trademark office, of the Company are currently in compliance with all Applicable Laws (including the filing of affidavits of use and renewal applications, as applicable), are registered in the name of the Company, and are not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days after the Closing Date.
     (ii) No Trademark of the Company has been or is now involved in any opposition, infringement, dilution, unfair competition, cancellation or other proceeding and, to the Knowledge of the Company, no such action is threatened with respect to any of the Trademarks of the Company.
     (iii) No Trademark of the Company is alleged to infringe, misappropriate or otherwise violate any trade name, trademark, service mark or other right of any other

Person, and to the Knowledge of the Company, no Trademark of the Company is infringed, misappropriated or otherwise violated.
     (iv) All products displaying or services offered under a Trademark of the Company which has been registered with the PTO, bear the proper federal registration notice.
     (e) Copyrights.
     (i) All registered Copyrights and pending applications for Copyrights of the Company are currently in compliance with all Applicable Law, are registered in the name of the Company and are not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days after the Closing Date.
     (ii) No Copyright of the Company has been or is now the subject of any infringement or other Proceeding and, to the Knowledge of the Company, no such action is threatened with respect to any Copyright of the Company.
     (iii) No Copyright of the Company is alleged to infringe, misappropriate or otherwise violate any copyright of any other Person, and to the Knowledge of the Company, no Copyright of the Company is infringed, misappropriated or violated.
     (iv) All works encompassed by the Copyrights of the Company have been marked with the proper copyright notice.
     (f) Domain Names.
     (i) All registered Domain Names of the Company are currently in compliance with all Applicable Laws, are registered in the name of the Company, and are not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days after the Closing Date.
     (ii) No Domain Name of the Company has been or is now the subject of any dispute resolution, infringement or other proceeding and, to the Knowledge of the Company, no such action is threatened with respect to any Domain Name of the Company.
     (iii) No Domain Name of the Company is alleged to infringe the trademark or domain name of any other Person, and to the Knowledge of the Company, no Domain Name of the Company is infringed.
     (g) The Company has taken all necessary steps to protect the proprietary nature of the Intellectual Property and to maintain in confidence all Trade Secrets, confidential Intellectual Property and information owned or used by the Company. Except as set forth on Section 4.15(g) of the Disclosure Schedule, to the Knowledge of the Company, no Trade Secret or other confidential Intellectual Property or information of the Company has been disclosed or authorized to be disclosed to any Person, including any employee, agent, contractor, or other entity, other than pursuant to a non-disclosure agreement or other conditional obligation that protects the confidentiality of and Company’s proprietary interests in and to such Trade Secrets, confidential Intellectual Property or information.
     (h) The Company is the sole owner of all Owned Intellectual Property and holds all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens other than Permitted Liens. The Licensed Intellectual Property and the Owned Intellectual Property Rights together constitute all Intellectual Property necessary to, or used or held for use in, the conduct of the Business as currently conducted and as contemplated to be conducted. Neither the consummation of the transactions contemplated by this Agreement nor the Company’s performance hereunder will result in the diminution, license, transfer, termination or forfeiture of the Company’s rights in the Owned Intellectual Property or Licensed Intellectual Property.
     (i) The Company and the Business (including all services and products), as currently conducted, performed and provided, and as contemplated to be conducted, performed and provided, have not infringed, misappropriated or otherwise violated, and to the Knowledge of the Company, do not infringe, misappropriate or otherwise violate any Intellectual Property of any Person. There is no claim, action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against or affecting the Company relating to any Intellectual Property or any of the Company’s rights therein, or the Business (including all services and products), as currently conducted, performed and provided, and as contemplated to be conducted, performed and provided. None of the Owned Intellectual Property, and to the Knowledge of the Company, none of the Licensed Intellectual Property, has been adjudged invalid or unenforceable in whole or part, and all such Owned Intellectual Property, and to the Knowledge of the Company, all such Licensed Intellectual Property, are valid and enforceable.
     (j) On March 30, 2011, Company delivered to Parent a true and complete list (the “Disclosure”) of all of the Software included, embedded or incorporated in or developed for inclusion in the Company’s products or websites, or used in the delivery of the Company’s services (the “Company Software”). The Company owns full and unencumbered right and good, valid and marketable title or has valid licenses to such Company Software, and the Company Software owned by the Company is free and clear of all Liens other than Permitted Liens. The Company has not incorporated any Third Party Intellectual Property into the Company Software not identified in the Disclosure. Except as identified in the Disclosure, no so-called “open source” or “public library” software, including any version of any software licensed pursuant to any GNU public license, is, in whole or in part, embodied or incorporated in the Company Software.
     (k) The Company employs commercially reasonable measures consistent with industry standards to ensure that the Company Software contains no “viruses.” For the purposes of this Agreement, “virus” means any computer code intentionally designed to disrupt, disable or harm in any manner the operation of any software or hardware. No Company Software contains any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine which causes the software to be erased, inoperable, impaired in performance or otherwise incapable of being used, either automatically or upon command by any Person.
     (l) The Company has implemented industry “best practices” to ensure the physical and electronic protection of its websites and information assets from unauthorized disclosure, use or modification. Other than as set forth on Section 4.15(l) of the Disclosure Schedule, there has been no breach of security involving any websites or information assets of the Company. All data which has been collected, stored, maintained or otherwise used by the Company has been collected, stored, maintained and used in accordance with all Applicable Laws. The Company has not received a notice of noncompliance with applicable data protection laws, rules, regulations, guidelines or industry standards.
     Section 4.16. Taxes.
     (a) Except as noted in Section 4.16(a) of the Disclosure Schedule, all Tax Returns required to be filed by or on behalf of the Company have been timely filed with the appropriate taxing authorities, and all such Tax Returns are complete and accurate. All Taxes due from the Company, whether or not shown on any Tax Return, have been paid in full or an adequate provision has been made on the Financial Statements (in accordance with GAAP, except as noted in Section 4.07 of the Disclosure Schedule) for any such Taxes which are not yet due or which are being contested in good faith. Except as provided in Section 4.16(a)(i) of the Disclosure Schedule, the Company is not currently the beneficiary of, and has not requested, any extension of time within which to file any Tax Return which has not yet been filed. Section 4.16(a)(ii) of the Disclosure Schedule contains a true, complete and correct list of all jurisdictions in which the Company is required to file any Tax Return, and no claim has ever been made by any Governmental Authority in any jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by, or be required to file Tax Returns in, that jurisdiction. Except as noted in Section 4.16(a) of the Disclosure Schedule, the Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor or other Third Party.
     (b) There is no audit, examination, claim, assessment, deficiency, or refund litigation pending or threatened with respect to any Taxes of or with respect to the Company. All Taxes due with respect to completed and settled examinations or concluded litigation relating to the Company have been paid in full or adequate provision has been made for any such Taxes on the Financial Statements (in accordance with GAAP, except as noted in Section 4.07 of the Disclosure Schedule). The Company has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect. No rulings or agreements in respect of any Tax are pending or have been issued by or entered into with any relevant Governmental Authority with respect to the Company. The Company is not a party to or bound by any Tax allocation, Tax sharing or other similar agreement. The Company has no liability for the Taxes of any other Person as a transferee or successor, by contract or otherwise. There are no Liens for Taxes upon the assets of the Company, except for Liens for Taxes not yet due and payable.

     (c) The Company has delivered to Parent (i) correct and complete copies of all of the following for all taxable periods for which the applicable statute of limitations has not yet expired: (A) U.S. federal income Tax Returns filed by the Company; (B) state income Tax Returns filed by the Company; and (C) payroll Tax Returns filed by the Company; and (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents that relate to the Company, submitted by, received by or agreed to by or on behalf of the Company, and relating to Taxes for all taxable periods for which the statute of limitations has not yet expired.
     (d) The Company has neither made nor is obligated (or is a party to any agreement under which it could be obligated) to make any payments that are not or may not be deductible under Section 280G of the Code.
     (e) The Company has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return during the past seven (7) years, and the Company does not have any liability for the Taxes of any Person (other than the Company) under Treas. Reg. Section 1.1502-6 (or any similar provision of any Law), as a transferee or successor, by contract, or otherwise.
     (f) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
     (g) The Company has not participated in a reportable transaction under Treas. Reg. § 1.6011-4(b), including any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).
     (h) The Company is not, and has not been at any time, subject to Tax in any country other than its country of incorporation or formation by virtue of being treated as a resident of or having a permanent establishment, other place of business or a source of income in that country. The Company is not liable for any Tax as the agent of any other Person, business or enterprise and does not constitute a permanent establishment or other place of business of any other Person, business or enterprise for any Tax purpose.
     (i) The Company is not, and has not been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.
     (j) The Company has not accumulated earnings in excess of those needed for the reasonable anticipated needs of the Company’s business in any prior tax year.
     (k) The Company will not be required to include any item of income, or exclude any item of deduction from, taxable income for any tax period ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) Closing Agreement as described in Section 7121 of the Code, (iii) installment sales or open transaction dispositions made on or prior to the Closing Date; or (iv) prepaid amounts received on or prior to the Closing Date.
     (l) The Company’s payments of management fees and consulting fees to each of MFLS LLC and The Facilitators, Inc. have been made on arm’s-length terms under Section 482 of the Code and such payments are otherwise commensurate with the services provided to the Company by such entities.
     (m) “Tax” means (i) any tax, governmental fee or other like assessment together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax, fee or assessment (domestic or foreign) (a “Taxing Authority”), and any liability for any of the foregoing as transferee, (ii) liability for the payment of any Tax of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group and (iii) liability for the payment of any amount as a result of being party to any tax sharing or similar agreement. “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.
     Section 4.17. Environmental Matters. Except as set forth on Section 4.17 of the Disclosure Schedule, (a) the Company is not in violation of any Environmental Laws; (b) the Company has not handled, generated, used, stored, transported or disposed of any Hazardous Substance, except for reasonable amounts of ordinary office and/or office-cleaning supplies which have been used in compliance with Environmental Laws; (c) the Company has not conducted, nor is does the Company have Knowledge of, any environmental investigations, studies, audits, tests, reviews or analyses, the purpose of which was to discover, identify or otherwise characterize the condition of the soil, groundwater, air or the presence of Hazardous Substances in any real property owned, operated or leased by the Company; and (d) there are no Environmental Liabilities. As used herein, “Environmental Liabilities” are any claims, demands or liabilities under Environmental Laws which (i) arise out of the Company’s operations or activities, or any real property at any time owned, operated or leased by the Company (whether such agreement with respect to real property is in writing or otherwise), and (ii) arise from or relate to actions occurring (including any failure to act) or conditions existing on or before the Closing Date.
     Section 4.18. Employees.
     (a) Section 4.18(a)(i) of the Disclosure Schedule sets forth a true, complete and correct list of all employees of the Company and, with respect to each such employee, each employee’s location of work, the total compensation (including, without limitation, salary, bonuses and incentive compensation) and benefits presently received by such employee, such employee’s current salary and title, and the number of years of continuous service of such employee with the Company. Except as set forth on Section 4.18(a)(i) of the Disclosure Schedule, the Company has not promised or represented or distributed any written material to any Company Stockholders, directors, officers, employees, consultants, independent contractors, agents or representatives that any of such Persons will be employed or engaged by or receive any particular compensation or benefits from Parent, Merger Subsidiary or any of their respective Affiliates on or after the date hereof, or the Closing Date, as applicable. The Company has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or similar Applicable Laws, which remains unpaid or unsatisfied. In the two (2) years preceding the date hereof, the Company has not had a “plant closing,” “mass layoff” or “reduction in operations,” as such terms are defined under the WARN or similar Applicable Laws. The Company has complied with and will comply with WARN and similar Applicable Laws through the Closing Date. Section 4.18(a)(ii) of the Disclosure Schedule sets forth a true, complete and correct list of each Person engaged by the Company as an independent contractor, consultant or “leased employee” (within the meaning of Section 414(n) of the Code) and, with respect to each such Person, such Person’s title, the company from which the services of such Person are contracted, and the total compensation paid for such Person’s services.
     (b) The Company has complied and is currently in compliance with, in each case in all material respects, all Applicable Laws, duties, agreements and other obligations associated with employment, employment practices, terms and conditions of employment, and wages and hours, including, without limitation, all payment and withholding obligations and notice requirements in relation thereto.
     (c) The Company is not engaged in any unfair labor practice or other unlawful employment practice. With respect to the Company’s employees, there are no unfair labor practice charges or other employee-related complaints or claims pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Occupational Safety and Health Review Commission, the Department of Labor, or any other Governmental Authority or which otherwise affect or could affect the Company by or concerning their employees. The Company has not (i) been notified by any Governmental Authority of any alleged violation of Applicable Law with respect to the Company’s employees that remains unresolved respecting employment, employment practices, and terms and conditions of employment, or (ii) received any notice of the intent of any Government Authority responsible for the enforcement of Applicable Laws relating to labor and employment to conduct an investigation with respect to the Company or its employees, and, to the Knowledge of the Company, no such investigation is in progress. Section 4.18(c) of the Disclosure Schedule sets forth a true, correct and complete list of any employment-related claims that have been asserted or pending within the past six (6) years with respect to the Company’s employees, consultants, independent contractors or agents.
     (d) The Company is not a party to any labor or collective bargaining agreement with respect to its employees, and (i) no other such agreement is currently being negotiated, (ii) the Company is not under any obligation to negotiate any such agreement, (iii) to the Knowledge of the Company, there is no indication that the Company’s employees desire to be covered by such an agreement, and (iv) no labor organization or group of employees of the Company has made a pending demand for recognition or certification, there are no existing organization drives, and there are and have been no representation or certification proceedings or petitions seeking a representation proceeding, with the National Labor Relations Board or any other labor relations tribunal or authority, nor have any such demands, proceedings or petitions been brought or filed or threatened to be brought or filed within the past six (6) years.
     (e) There are no strikes, slowdowns or work stoppages pending, or, to the Knowledge of the Company, threatened with respect to the Company’s employees, nor has any such strike, slowdown or work stoppage occurred or, to the Knowledge of the Company, been threatened within six (6) years prior to the date hereof.
     (f) No written notice has been received by the Company of any complaint or charge filed against it claiming that the Company has violated any applicable employment standards, human rights legislation, Applicable Laws relating to discrimination, or health and safety standards, and to the Knowledge of the Company, no such complaint or charge has been filed.
     (g) Except as otherwise set forth in Section 4.18(g) of the Disclosure Schedule, the Company is not a party to any verbal or written employment agreement with respect to any employee. Each employee of the Company is employed on an at-will basis. The Company is not a party to any written or oral agreement with any employee which would interfere with the ability to discharge such employee. No employee of the Company has an agreement with the Company providing for the payment of severance or other compensation or benefits upon a termination of employment, and the consummation of the transactions contemplated hereby, either alone or in combination with another event, will not result in (i) any payment (including, without limitation, severance, unemployment compensation or bonus payments) becoming due under any Employee Benefit Plan, agreement, arrangement or commitment, (ii) any increase or other enhancement in the amount of compensation, benefits or fees payable to any such individual or (iii) any acceleration of the vesting or timing of payment of benefits, compensation or fees payable to any such individual.
     (h) There are no outstanding orders or charges against the Company under any occupational health or safety legislation and, to the Knowledge of the Company, none have been threatened. All material levies, assessments and penalties made against the Company with respect to any of its employees pursuant to all applicable workers compensation legislation as of the date hereof have been paid by the Company and the Company has not been reassessed under any such legislation.
     (i) There are no outstanding loans made by the Company to any Company directors, officers, managers, employees or agents or their families or Affiliates.
     Section 4.19. Employee Benefit Plans; ERISA.
          (a) Section 4.19(a) of the Disclosure Schedule contains a list of each plan, program, policy, arrangement or agreement sponsored, maintained or contributed to by the Company or any ERISA Affiliate of the Company or with respect to which the Company or any

ERISA Affiliate of the Company may have any liability or obligation and that provides bonus, pension, retirement, profit-sharing, deferred compensation, incentive compensation, equity and equity-based compensation, performance, vacation, severance, change of control, termination, retention, disability, death benefit, medical or other welfare benefit or other employee benefits, and each employment, severance, change in control or similar agreement to which the Company or any ERISA Affiliate of the Company is a party (collectively, the “Employee Benefit Plans”). An accurate and complete copy of each Employee Benefit Plan and all contracts related thereto, or the funding thereof, each as currently in effect, has been supplied or made available to Parent. In the case of any Employee Benefit Plan which is not in written form, Parent has been supplied with an accurate description of such Employee Benefit Plan as currently in effect. A true and correct copy of (i) the most recent annual reports, actuarial reports and accountant’s opinions of the plan’s financial statements, (ii) the most recent summary plan description, (iii) each summary of material modification distributed since the issuance of the last summary plan description, (iv) the three (3) most recent Form 5500s, including all schedules thereto, (v) each participant notice under Section 204(h) of ERISA and (vi) Internal Revenue Service determination letter with respect to each Employee Benefit Plan, to the extent applicable, has been supplied or made available to Parent, and there have been no material changes in the financial condition in the respective plans from that stated in the annual reports and actuarial reports supplied.
          (b) Except as set forth in Section 4.19(b) of the Disclosure Schedule, with respect to each Employee Benefit Plan:
          (i) each Employee Benefit Plan materially complies with and has been administered in form and in operation in accordance with its terms and with all Applicable Laws, and no event has occurred which would reasonably be expected to cause any such Employee Benefit Plan to fail to comply with such requirements, and no notice has been issued by any Governmental Authority questioning or challenging such compliance;
          (ii) each Employee Benefit Plan which is subject to Section 409A of the Code has been administered in compliance with Section 409A and applicable guidance issued thereunder;
          (iii) each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter issued by the Internal Revenue Service with respect to the qualified status of such plan, and no event has occurred which will reasonably or could reasonably give rise to disqualification of any such plan under such sections;
          (iv) no Employee Benefit Plan is, and neither the Company nor any ERISA Affiliate of the Company contributes to, has contributed to, or has any liability or obligation with respect to, any Employee Benefit Plan that is (A) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, (B) a “multiple-employer plan” as contemplated by Section 413(c) of the Code and regulations promulgated thereunder, or (C) subject to Title IV of ERISA;

     (v) there are no proceedings (other than routine claims for benefits in the ordinary course of business consistent with past practice) pending or, to the Knowledge of the Company, threatened, involving any Employee Benefit Plan or the assets thereof and no facts exist to the Knowledge of the Company which would reasonably be expected to give rise to any such proceedings (other than routine claims for benefits in the ordinary course of business, which have been properly and timely paid or accrued consistent with past practice);
     (vi) there are no unfunded obligations with respect to any Employee Benefit Plan, other than contributions and premiums due in the ordinary course of business consistent with past practice;
     (vii) With respect to all Employee Benefit Plans and related trusts, there are no “prohibited transactions,” as that term is defined in Section 406 of ERISA or Section 4975 of the Code, that have occurred that could subject any Employee Benefit Plan, related trust or party dealing with any such Employee Benefit Plan or related trust to any Tax or penalty on prohibited transactions imposed by Section 502 of ERISA or Sections 4975 through 4980 of the Code; and
     (viii) The Company does not have any obligations under any Employee Benefit Plan to provide post-retirement or post-employment benefits (including disability, health, and life, or death benefits) to any employee or any former employee of the Company, other than as required by COBRA or Applicable Law.
     Section 4.20. Contracts.
     (a) Section 4.20 of the Disclosure Schedule sets forth a true, complete and correct list and description of the following agreements, contracts or understandings, oral or written, to which, as of the date hereof, the Company is a party or by which it is bound (collectively, the “Contracts”):
     (i) any Contract calling for, or which would reasonably be expected to call for, future aggregate expenditures or receipts by the Company in excess of Fifty Thousand Dollars ($50,000) per year for the period beginning January 1, 2009;
     (ii) any Contract entered into since January 1, 2007, including any purchase orders, under which the Company acquired equipment, whether for its own use or for resale to a customer, where the total value of such equipment exceeded Five Hundred Thousand Dollars ($500,000);
     (iii) any loan agreement, credit facility or other similar Contract pursuant to which the Company has made any loans or advances that are outstanding or will make any loans or advances, including, without limitation, any Contract under which the Company has advanced or loaned any amount to its directors, officers, managers, employees or agents or their families or Affiliates;

     (iv) any loan agreement, credit facility or other similar Contract pursuant to which the Company has incurred or will incur debts or become a guarantor or surety or pledged its credit on behalf of or otherwise become responsible with respect to an undertaking by another Person (except for the negotiation or collection of negotiable instruments in transactions in the ordinary course of business consistent with past practice);
     (v) any Contract involving a partnership, joint venture or other cooperative undertaking or requiring the Company to share any revenues with another Person;
     (vi) any Contract containing covenants that in any way purport to materially restrict, prohibit, limit or impair the conduct of the Business or activities of the Company, including, without limitation, the right of the Company to compete in the Business or to operate any business equivalent to the Business in any geographic area or industry, to compete with any Person, solicit customers, or hire or solicit any Persons for employment or as independent contractors;
     (vii) any Contract containing a most-favored nations, exclusivity, best customer pricing or similar provision, and any Contract with customers or suppliers for the sharing of fees, the rebating of charges, warranties, service levels and service level credits or similar arrangements;
     (viii) any Contract that requires the Company to obtain the Consent of a Person upon the occurrence of a change of control or which gives a Person a right of termination, amendment, cancellation or acceleration or a right to payment or other benefit upon the occurrence of a change of control of or with respect to the Company;
     (ix) any Contract by which the Company indemnifies or holds harmless any other Person, outside of Contracts entered into in the ordinary course of business consistent with past practice;
     (x) any Contract where a Third Party has guaranteed the obligations of the Company; and
     (xi) any Contract entered into outside the ordinary course of business consistent with past practice.
     (b) Each Contract, excepting Contracts for purchase of equipment where the Contract has been fully performed, is a valid and binding agreement, and is in full force and effect except as may be limited by bankruptcy, insolvency, or other laws of general applicability affecting the rights of creditors by general equitable principles. Except as set forth on Section 4.20(b) of the Disclosure Schedule, there is not currently and has not been during the term of any Contract any material default or material breach of any of the Contracts by the Company and, to the Knowledge of the Company, no other party to any of the Contracts (including any guarantor) is or was in material default or material breach thereof. The Company has delivered to Parent a true, complete and correct copy of each Contract. The Company has not assigned, delegated or otherwise transferred any of its rights or obligations with respect to any Contract.
     Section 4.21. State Takeover Statutes. The Board of Directors of the Company has taken all action necessary to ensure that any restrictions on business combinations contained in Maryland Law will not apply to the Merger and the other transactions contemplated by this Agreement. No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statue or regulation or any anti-takeover provision in the Company’s articles of incorporation or bylaws is, or at the Effective Time will be, applicable to the Company, the shares of Company Stock, the Merger or the other transactions contemplated by this Agreement.
     Section 4.22. Programs; Client Relations.
     (a) Section 4.22(a) of the Disclosure Schedule contains a true, complete and correct list of all programs that constitute the services provided by the Company from January 1, 2007 to February 28, 2011 (collectively, the “Programs”), together with (i) the identification of the clients for each Program (collectively, the “Clients”); and (ii) the annual gross revenue (in dollars) for each Program for each calendar year.
     (b) Except as disclosed on Section 4.22(b) of the Disclosure Schedule, the Company has not granted, or agreed to grant, any rebates, discounts or allowances with respect to any of its Programs. None of the amounts payable to the Company under its contracts is subject to any counterclaim or setoff.
     (c) Except as disclosed on Section 4.22(c) of the Disclosure Schedule, the Company has not received any notice (formal or informal) from any of the Clients set forth on Section 4.22(a) of the Disclosure Schedule of its intention to substantially reduce or terminate a Program or its relationship with the Company, or engaged in any material renegotiation of the terms of financial remuneration payable to the Company for any of the Programs. To the Knowledge of the Company, no client review or audit of any account receivable or performance of the Company is currently being conducted by any Person who at any time has been a client of the Company and no such review or audit has been threatened.
     (d) Except as disclosed on Section 4.22(d) of the Disclosure Schedule, the Company has not pre-billed any fees for which it has not yet performed the billed work. Except as set forth on Section 4.22(d) of the Disclosure Schedule, the Company has not received any notice (formal or informal) from any of the Clients set forth on Section 4.22(a) of the Disclosure Schedule regarding a complaint or dispute as to the Company’s performance of a particular contract or job.
     Section 4.23. Licenses and Permits. Section 4.23 of the Disclosure Schedule sets forth a true, complete and correct description of each material license, franchise, permit application, permit or other similar authorization affecting, or relating in any way to, the Business, together with the name of the Governmental Authority issuing such license, franchise, permit application, permit or authorization (collectively, the “Permits”). Such Permits are valid and in full force and effect.

     Section 4.24. Records. The books of account and minute books of the Company are complete and correct in all material respects, and there have been no transactions involving the business the Company which properly should have been set forth therein and which have not been accurately so set forth.
     Section 4.25. Insurance. Section 4.25 of the Disclosure Schedule lists all insurance policies owned or held by the Company on the date hereof. The insurance coverage afforded by such policies is customary and adequate for companies in similar lines of business, similarly situated. All such policies are in full force and effect, all premiums with respect thereto have been paid to the extent due, no notice of cancellation or termination has been received with respect to any such policy and, to the Knowledge of the Company, no claim is currently pending under any such policy involving an amount in excess of Twenty-Five Thousand Dollars ($25,000).
     Section 4.26. Certain Business Practices. Neither the Company nor, to the Knowledge of the Company, any Person for whose acts or defaults the Company may be liable, has violated the United States Foreign Corrupt Practices Act, the United Nations Convention Against Corruption (the “UN Convention”), the Organization for Economic Cooperation and Development Convention on Combating the Bribery of Foreign Public Officials (the “OECD Convention”), or any Applicable Law promulgated to enforce the UN Convention or the OECD Convention, or any other Applicable Law relating to anti-corruption.
     Section 4.27. Disclosure; No Required Disclosure. No representation or warranty by the Company contained in this Agreement or any Related Document nor any statement or certificate furnished by the Company to Parent or its representatives required herewith or therewith or pursuant hereto or thereto contains any untrue statement of a material fact, or omits to state any material fact required to make the statements herein or therein contained not misleading. There is no fact (other than matters of a general economic or political nature which do not affect the Business uniquely) known to the Company which might reasonably be expected to have a Material Adverse Effect. The Company is not required to disclose the existence of this Agreement, the terms hereof, or the transactions contemplated hereby, to any Person (other than to its directors, officers, employees and stockholders).
     Section 4.28. Export Controls. The Company has not (a) exported, re-exported or released any products or technology, including software object and/or source code (collectively, “Controlled Technology”) which may be subject to either the U.S. Export Administration Regulations (the “EAR”) or the Canadian Export and Import Permits Act (“CEIPA”), either directly or indirectly, unless the Company has held the required licenses which may be required under the EAR and/or the CEIPA; or (b) exported or re-exported either directly or indirectly Controlled Technology under the license exception “TSR” as defined in Part 740 of the EAR to third parties or nationals shown in Supplement 1 of Part 740 who are members of or associated with either Country Group D:1 or Country Group E:2, as amended. The Company has not (i) exported, re-exported or released any Controlled Technology listed on the United States Munitions List or otherwise controlled by the International Traffic in Arms Regulations (“ITAR”); or (ii) provided any Technical Data or Defense Service, as such terms are defined in the ITAR, either directly or indirectly, unless the Company has held the required approvals which may be required under the ITAR. The Company has not conducted any transactions in violation of the economic and trade sanctions programs administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) or with any party listed on the Specially Designated Nationals List maintained by OFAC.
     Section 4.29. Bank Accounts. Section 4.29 of the Disclosure Schedule sets forth a complete and correct list of each bank in which the Company has an account or safe deposit or lockbox, the account or box number, as the case may be, and the name of every Person authorized to draw thereon or having access thereto.
     Section 4.30. Solvency. As of the date hereof and as of the Closing Date, the Company is and shall be Solvent. The Company is not a party to any bankruptcy proceeding, whether voluntary or involuntary, actual or threatened, or has made an assignment of its assets for the benefit of any creditor or otherwise.
     Section 4.31. Brokers and Finders. Except as provided on Section 4.31 of the Disclosure Schedules, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement or the Related Documents.
ARTICLE 5
Representations and Warranties of Parent
     Parent represents and warrants to the Company that:
     Section 5.01. Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority required to carry on its business as presently conducted and to own and lease its property and assets. Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the Maryland. Each of Merger Subsidiary and Parent is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership of property or the conduct of its business requires such qualification, except where the failure to be so qualified is not reasonably likely to have a material adverse effect on Merger Subsidiary or Parent.
     Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and each Related Document to which each of Parent and Merger Subsidiary is a party and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby and thereby are within the corporate powers of each of Parent and Merger Subsidiary and, except for the adoption of this Agreement by the sole stockholder of Merger Subsidiary, have been duly authorized by all necessary limited liability company or corporate action on the part of Parent and Merger Subsidiary. This Agreement has been, and each Related Document to which each of Parent and Merger Subsidiary is a party will be, duly executed and delivered on behalf of Parent and Merger Subsidiary and, assuming the due authorization, execution and delivery of this Agreement and the Related Documents by the other parties hereto or thereto, this Agreement is, and each Related Document will be, legal, valid and binding obligations of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with their respective terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law).
     Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and each Related Document to which each of Parent and Merger Subsidiary is a party and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Maryland State Department of Assessments and Taxation and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business and (b) compliance with any applicable requirements of the 1934 Act and any other applicable state or federal securities laws, including the filing of a Form D.
     Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and each Related Document to which each of Parent and Merger Subsidiary is a party and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, or acceleration under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries.
     Section 5.05. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Merger Subsidiary’s ability to consummate the transactions contemplated by this Agreement.
     Section 5.06. Capitalization. The authorized capital stock of Parent consists of (a) 50,000,000 shares of Parent Common Stock and (b) 3,000,000 shares of Preferred Stock, $.001 par value per share, of which no shares are issued or outstanding. The rights and privileges of each class of Parent’s capital stock are set forth in Parent’s certificate of incorporation. All of the shares of Parent Common Stock to be issued to the Company Stockholders as Stock Consideration or in respect of any Earn Out Stock Amount, as applicable, will be, when issued on the terms and conditions of this Agreement, duly authorized, and upon issuance and receipt thereof, shall be validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Parent’s certificate of incorporation or bylaws or any agreement to which Parent is a party or is otherwise bound. Parent shall, at all times from the Closing Date through the Earn Out Payment Date in respect of the Year 2 Earn Out Amount, reserve a sufficient number of shares of Parent Common Stock to cover the issuance, if any, of Parent Common Stock in respect of any Earn Out Stock Amount.
     Section 5.07. Reports and Financial Statements. The Parent Reports complied in all material respects with the requirements of the 1934 Act and the rules and regulations thereunder when filed. As of their respective dates, the Parent Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements of Parent included in the Parent Reports (a) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto when filed, (b) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the 1934 Act), and (c) fairly present the consolidated financial condition, results of operations and cash flows of Parent as of the respective dates thereof and for the periods referred to therein.
     Section 5.08. Operations of Merger Subsidiary. Merger Subsidiary has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Subsidiary will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.
     Section 5.09. Financial Ability to Consummate Transactions. At the Effective Time, Parent will have sufficient cash and/or other resources available to satisfy its payment obligations hereunder.
ARTICLE 6
Covenants of the Company
     The Company agrees that:
     Section 6.01. [Intentionally omitted.]
     Section 6.02. [Intentionally omitted.]
     Section 6.03. [Intentionally omitted.]
     Section 6.04. [Intentionally omitted.]

     Section 6.05. [Intentionally omitted.]
     Section 6.06. Tax Matters.
     (a) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by the Company in connection with the Merger (including any real property transfer tax and any similar Tax) shall be paid by the Company Stockholders, and the Company Stockholders shall indemnify Parent, the Company and any of their respective Affiliates for any such Taxes incurred as a result of the Company Stockholders’ failure timely to pay such Taxes.
     (b) At or prior to the Closing, the Company shall deliver to Parent and to the Internal Revenue Service notices that the shares of Company Stock are not “U.S. real property interests” in accordance with Treasury Regulations under Sections 897 and 1445 of the Code (the “FIRPTA Certificate”) together with authorization for Parent to deliver such notice to the Internal Revenue Service upon the Closing. If Parent does not receive the notice described above on or before the Closing Date in form and substance sufficient to assure Parent that it has satisfied its obligations under Treasury Regulation Section 1.1445–2(c)(3), along with such authorization, Parent shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding tax under Section 1445 of the Code.
ARTICLE 7
Covenants of Parent
     Parent agrees that:
     Section 7.01. Director and Officer Liability. Without limiting any additional rights that any Person may have under any agreement, Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:
     (a) From the Effective Time through the later of (i) the sixth anniversary of the date on which the Effective Time occurs and (ii) the expiration of any statute of limitations applicable to any claim, action, suit, proceeding or investigation with respect to an act or omission referred to below, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless, and provide advancement of expenses (provided, however, that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by Applicable Law) to, the current and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Maryland Law or any other Applicable Law or provided under the Company’s articles of incorporation and bylaws in effect on the date hereof or indemnification agreements with directors of the Company in effect on the date hereof; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. In addition, Parent will provide to each director and officer of the Surviving Corporation, for the duration of their term of service, director and officer liability insurance providing coverage thereto on terms that are the same or substantially similar to those maintained by Parent for the directors and officers thereof.
     (b) Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) now existing in favor of the current or former directors or officers of the Company as provided in its respective articles of incorporation or bylaws and any indemnification or other agreements of the Company as in effect on the date of this Agreement shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim. Further, the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company’s articles of incorporation and bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.
     (c) The rights of each Indemnified Person under this Section 7.01 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Company, or under Maryland Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person, and shall not be terminated or modified in a manner as to adversely affect any Indemnified Person to whom this Section 7.01 applies without the consent of such affected Indemnified Party.
     Section 7.02. Employee Matters.
     (a) Following the Effective Time, Parent will give each employee of the Company as of the Effective Time who continues employment with the Surviving Corporation or any of its Affiliates (each, a “Continuing Employee,” and collectively, the “Continuing Employees”) full credit for prior service with the Company for purposes of (i) eligibility and vesting under any Parent Employee Plan (as defined below), (ii) determination of benefit levels under any Parent Employee Plan or policy relating to vacation or severance and (iii) determination of “retiree” status under any Parent Employee Plan, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, except where such credit would result in a duplication of benefits. In addition, Parent shall waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of Parent and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs. For purposes of this Agreement, the term “Parent Employee Plan” means any employee benefit plan sponsored by Parent or any of its Affiliates.

     (b) Nothing in this Section 7.02 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan, (ii) prohibit Parent or any of its Subsidiaries, including the Surviving Corporation, from amending any employee benefit plan (except as otherwise provided herein), (iii) obligate Parent, the Company, the Surviving Corporation or any of their respective Affiliates to retain the employment of any particular employee or (iv) confer any rights or benefits on any person other than the parties to this Agreement.
     Section 7.03. Registration Statements.
     (a) If shares of Parent Common Stock in respect of the Stock Consideration are issued (such shares, the “Stock Consideration Restricted Stock”), Parent shall cause to be filed within thirty (30) days from the Closing Date, and shall use its commercially reasonable efforts to be declared effective by the SEC as soon as practicable, a shelf registration statement pursuant to Rule 415 of the Securities Act (the “Stock Consideration Shelf Registration Statement”) covering the resale to the public of the Stock Consideration Restricted Stock.
     (b) If shares of Parent Common Stock in respect of any Earn Out Stock Amount are issued, or are likely to be issued to the Company Stockholders pursuant to the terms set forth in Section 2.05 hereof, Parent shall cause to be filed, prior to the end of the applicable Earn Out Measurement Period, and shall use its commercially reasonable efforts to be declared effective by the SEC as soon as practicable thereafter, a shelf registration statement pursuant to Rule 415 of the Securities Act (each, an “Earn Out Stock Shelf Registration Statement,” and together with the Stock Consideration Shelf Registration Statement, the “Shelf Registration Statements”) covering the resale to the public of the shares of Parent Common Stock, if any, to be delivered in respect of any Earn Out Stock Amount (the “Earn Out Restricted Stock,” and together with the Stock Consideration Restricted Stock, the “Restricted Stock”).
     (c) To the extent necessary to ensure that the applicable Shelf Registration Statement is available for sales of Restricted Stock by the holders thereof, Parent shall use its commercially reasonable efforts to keep any Shelf Registration Statement required by this Section 7.03 continuously effective, supplemented, amended and current as required by and subject to the provisions of, and in conformity with, the requirements of this Agreement, the Securities Act and the rules and regulations of the SEC, as announced from time to time, for a period of one year from the date of the applicable issuance of the Restricted Stock or such shorter period as will terminate when all Restricted Stock covered by such Shelf Registration Statement has been sold pursuant thereto. Parent’s obligation under this Section 7.03 shall be subject to the Company furnishing to Parent such information as Parent reasonably requests from the Company regarding the Company and Company Stockholders and the manner of sale of the Parent Common Stock as required by SEC rules and regulations for inclusion in the Shelf Registration Statement.
     Section 7.04. Closing Options. At Closing, Parent shall grant, under Parent’s 2006 Stock Incentive Plan, an aggregate of twenty-five thousand (25,000) options for the purchase of Parent Common Stock (the “Closing Options”) to the individuals listed on Exhibit K hereto, in each case, in the amount set forth opposite each individual’s name. The Closing Options shall have an exercise price equal to the closing price of the Parent Common Stock on the Closing Date.
     Section 7.05. Release of Jerald L. Cruce and Marlene Cruce from Liens. To the extent not released prior to the Effective Time, Parent will use commercially reasonable efforts to ensure that within sixty (60) days after the Effective Time, Jerald L. and Marlene Cruce (together, “Cruce”) will be released from all personal guarantees made by Cruce for the benefit of the Company; provided, however, that if Parent is unable to obtain such releases within such sixty (60)-day period, then Parent shall indemnify and hold harmless Cruce from any and all liability incurred by Cruce as a result of such guarantees, including but not limited to all costs, fines, fees and expenses thereunder.
ARTICLE 8
Covenants of Parent and the Company
     The parties hereto agree that:
     Section 8.01. Public Announcements. Except as may be required by Applicable Law or stock market regulations:
     (a) The press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent; and
     (b) No other public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed);
provided, however, in each case, that if such release or announcement is required by Applicable Law or stock market regulations, the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.
     Section 8.02. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 9
Conditions to the Merger
     Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver of the following condition: no Governmental Authority having jurisdiction over any party hereto shall have issued any order or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the merger and no Applicable Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.
     Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver of the following further conditions:
     (a) The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time.
     (b) The representations and warranties of the Company contained in this Agreement and in any Related Document which are qualified by materiality or Material Adverse Effect shall be true in all respects as of the date hereof and at and as of the Effective Time, except for those representations and warranties that address matters as of a specific date, which shall be true at and as of such date. All other representations and warranties of the Company contained in this Agreement and in any Related Document shall be true as of the date hereof and in all material respects at and as of the Effective Time, except for those representations and warranties that address matters as of a specific date, which shall be true in all material respects as of such date.
     (c) No more than two percent (2%) of the Company Stock outstanding at the Closing shall be Dissenting Shares.
     (d) The Company shall have received any and all Required Consents.
     (e) Each Principal Stockholder shall have entered into a restrictive covenant undertaking with Parent, substantially in the form attached hereto as Exhibit L;
     (f) At the Closing, the Company shall have delivered, or caused to be delivered to Parent, as applicable:
     (i) a certificate, dated as of the Closing Date, signed by the president or other duly authorized officer of the Company, certifying to the satisfaction of the conditions specified in Section 9.02(a), Section 9.02(b), and Section 9.02(c);
     (ii) the FIRPTA Certificate;
     (iii) the executed Employment Agreement, dated as of the date hereof, which Employment Agreement shall be in full force and effect;

     (iv) the Indemnification Agreement, dated as of the date hereof, which Indemnification Agreement shall be in full force and effect;
     (v) written evidence of the termination of those agreements and arrangements set forth in Section 9.02(f)(v) of the Disclosure Schedule; and
     (vi) the agreements set forth in Section 9.02(f)(vi) of the Disclosure Schedule, duly executed by each party indicated therein.
     (vii) such other documents or instruments as Parent may reasonably request in connection with the Closing (including certificates of good standing of the Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions).
     Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:
     (a) Each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time.
     (b) The representations and warranties of Parent and Merger Subsidiary contained in this Agreement and in any Related Document which are qualified by materiality or material adverse effect shall be true in all respects as of the date hereof and at and as of the Effective Time, except for those representations and warranties that address matters as of a specific date, which shall be true at and as of such date. All other representations and warranties of Parent and Merger Subsidiary contained in this Agreement and in any Related Document shall be true as of the date hereof and in all material respects at and as of the Effective Time, except for those representations and warranties that address matters as of a specific date, which shall be true in all material respects as of such date.
     (c) At the Closing, Parent shall have delivered to the Company:
     (i) a certificate, dated as of the Closing Date, signed by the chief executive officer, chief financial officer or other duly authorized officer of Parent, certifying to the satisfaction of the conditions specified in Section 9.03(a) and Section 9.03(b); and
     (ii) such other documents or instruments as the Company may reasonably request in connection with the Closing (including certificates of good standing of Parent in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions).

ARTICLE 10
Indemnification
     Section 10.01. Survival.
     (a) All representations, warranties, covenants and agreements contained in this Agreement or in any Related Document shall survive the Closing and remain in full force and effect (i) until sixty (60) days after the expiration of the applicable statute of limitations, with respect to matters covered by Section 4.01 (Corporate Existence and Power), Section 4.02, (Corporate Authorization), Section 4.03 (Governmental Authorization), Section 4.04 (Non-Contravention), Section 4.05 (Capitalization), Section 4.15 (Intellectual Property), Section 4.16 (Taxes), Section 4.17 (Environmental Matters), Section 4.28 (Export Controls) and Section 4.31 (Brokers and Finders), (ii) indefinitely, with respect to fraud or willful misrepresentation of Parent or the Company, (iii) for a period of twenty-four (24) months following the Closing Date, with respect to matters covered by each other representation or warranty contained in this Agreement, and (iv) with respect to each other covenant or agreement contained in this Agreement or any Related Document, until such covenant or agreement is fully performed. If written notice of a Claim has been given and received before the expiration of the applicable period described in the preceding sentence, the representation and warranty relevant to such Claim shall survive as to such Claim until such Claim has been finally resolved.
     (b) The right to indemnification, payment of damages or other remedy based on such representations, warranties, covenants, and agreements of the Company hereunder shall not be affected by any investigation conducted by Parent or its representatives with respect to, or any knowledge acquired (or capable of having been acquired) about, the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.
     Section 10.02. Indemnification by the Company Stockholders. The Company Stockholders shall indemnify, defend, reimburse and hold harmless Parent and its Affiliates and their respective successors and assigns, and the personnel of any of them (collectively, the “Parent Indemnified Parties”), from and against any and all claims, losses, damages, liabilities, obligations, assessments, penalties and interest, demands, actions and expenses, whether direct or indirect, known or unknown, absolute or contingent (including settlement costs and any reasonable legal, accounting and other expenses for investigating or defending any actions or threatened actions) (“Losses”) incurred by any Parent Indemnified Party, arising out of or in connection with (a) any breach of a representation or warranty by the Company contained in this Agreement or in any Related Document, (b) any breach by the Company of any covenant or other agreement contained in this Agreement or in any Related Document, (c) any Taxes of the Company with respect to any taxable period ending on or before the Closing Date (or for any taxable period or portion thereof beginning before and ending after the Closing Date, to the extent allocable (by applying an interim closing of the books calculation as of the Closing Date) to the portion of such period beginning before and ending on the Closing Date), except to the extent that such Taxes are taken into account as liabilities in the calculation of the Closing Working Capital Amount (as finally determined pursuant to Section 2.03(b) or Section 2.03(c) of this Agreement, as applicable), (d) any Taxes of a Person (other than the Company) for which the Company has any liability as of the Closing Date under Treasury Regulations Section 1.1502–6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise, except to the extent that such Taxes are taken into account as liabilities in the calculation of the Closing Working Capital Amount (as finally determined pursuant to Section 2.03(b) or Section 2.03(c) of this Agreement, as applicable) or (e) the classification of any individual working for or related to the Company as an independent contractor, consultant or “leased employee” rather than as an employee; provided, however, that the Company Stockholders shall have no obligation for any Losses arising out of or relating to any breaches of any representations or warranties of the Company contained in this Agreement or in any Related Document unless the aggregate Losses of the Parent Indemnified Parties in connection with any such breach(es) exceed Two Hundred Thousand Dollars ($200,000), whereupon the Company Stockholders’ obligation under this Section 10.02 shall apply to the full amount of such Losses.
     Section 10.03. Indemnification by Parent. Parent shall indemnify, defend, reimburse and hold harmless the Company Stockholders from and against any and all Losses incurred by the Company Stockholders, arising out of or in connection with (a) any breach of a representation or warranty by Parent contained in this Agreement or in any Related Document or (b) any breach by Parent of any covenant or other agreement contained in this Agreement or in any Related Document; provided, however, that Parent and its successors and assigns shall have no obligation for any Losses arising out of or relating to any breaches of any representations or warranties of Parent contained in this Agreement or in any Related Document unless the aggregate Losses of the Company Stockholders in connection with any such breach(es) exceed Two Hundred Thousand Dollars ($200,000), whereupon Parent’s obligation under this Section 10.03 shall apply to the full amount of such Losses.
     Section 10.04. Indemnification Procedures.
     (a) Notice. Whenever any claim, action, suit or proceeding shall arise for which indemnification may be sought under this Article 10 (a “Claim”), the Person entitled to indemnification (the “Indemnitee”) shall promptly give notice to the party obligated to provide indemnification (the “Indemnitor”) with respect to the Claim after the receipt by the Indemnitee of information as to the facts constituting the basis for the Claim; but the failure to timely give such notice shall not relieve the Indemnitor from any obligation under this Agreement, except to the extent, if any, that the Indemnitor is materially prejudiced thereby.
     (b) Defense by Indemnitor. Upon receipt of notice from the Indemnitee of a Claim by a Third Party (a “Third Party Claim”), the Indemnitor may elect to assume the defense of such Claim by providing counsel (such counsel subject to the reasonable approval of the Indemnitee) to defend the Indemnitee against the matter from which the Third Party Claim arose, at the Indemnitor’s sole cost, risk and expense. The Indemnitee shall cooperate, in all reasonable respects and at the Indemnitor’s sole cost, risk and expense, with the Indemnitor in the investigation, trial, defense and any appeal arising from the matter from which the Third Party Claim arose; provided, however, that the Indemnitee may (but shall not be obligated to) participate in (but not control) any such investigation, trial, defense and any appeal arising in connection with the Third Party Claim at its sole cost, risk and expense. If the Indemnitee elects to so participate, the Indemnitor shall cooperate with the Indemnitee, and the Indemnitor shall deliver to the Indemnitee or its counsel copies of all pleadings and other information within the Indemnitor’s knowledge or possession reasonably requested by the Indemnitee or its counsel that is relevant to the defense of such Third Party Claim and that will not prejudice the Indemnitor’s position, claims or defenses. The Indemnitor shall have the right to elect to settle any Third Party Claim for monetary damages without the Indemnitee’s consent only if (i) the settlement includes a complete release of the Indemnitee without any admission of wrongdoing by the Indemnitee and without any restrictions on any future actions of the Indemnitee and (ii) with respect to Taxes for which the Company Stockholders are liable hereunder, such settlement would not be expected to affect the Tax liability of the Company or Parent for periods following the Closing. Any other settlement will be subject to the consent of the Indemnitee, which shall not be unreasonably withheld or delayed. The Indemnitor may not admit any liability of the Indemnitee or waive any of the Indemnitee’s rights without the Indemnitee’s prior written consent. If the subject of any Third Party Claim results in a judgment or settlement consistent with the terms of this Section 10.04(a) for which the Indemnitor is liable hereunder, the Indemnitor shall promptly pay such judgment or settlement.
     (c) Defense by Indemnitee. If the Indemnitor elects not to assume the defense of any Third Party Claim in accordance with the terms of Section 10.04(a), or if the Indemnitor fails to prosecute such defense diligently, or if the Indemnitor has, in the Indemnitee’s reasonable judgment, a conflict of interest which prevents representation as provided in Section 10.04(a), or if the Indemnitor has, in the Indemnitee’s reasonable judgment, insufficient resources with which to conduct an adequate defense, the Indemnitee may defend against the subject of the Third Party Claim, at the Indemnitor’s sole cost, risk and expense (but limited to all reasonable fees, costs and expenses of one separate counsel and appropriate local counsel for the Indemnitee (or multiple Indemnitees)), in such manner and on such terms as the Indemnitee reasonably deems appropriate, including settling the subject of the Third Party Claim with the written consent of the Indemnitor, which written consent shall not be unreasonably withheld or delayed. The Indemnitor shall not be liable for any settlement effected without its prior consent, which shall not be unreasonably withheld or delayed. If the Indemnitee defends the subject of a Third Party Claim in accordance with this Section 10.04(b), the Indemnitor shall cooperate with the Indemnitee and its counsel, at the Indemnitor’s sole cost, risk and expense, in all reasonable respects, and shall deliver to the Indemnitee or its counsel copies of all pleadings and other information within the Indemnitor’s knowledge or possession reasonably requested by the Indemnitee or its counsel that are relevant to the defense of the subject of any such Third Party Claim and that will not prejudice the Indemnitor’s position, claims or defenses. The Indemnitee shall maintain confidentiality with respect to all such information consistent with the conduct of a defense hereunder.
     (d) Stockholders’ Representative. For purposes of this Section 10.04, (i) if the Company Stockholders comprise the Indemnitor, any references to the Indemnitor (except provisions relating to allocation of liability or an obligation to make any payments) shall be deemed to refer to the Stockholders’ Representative, and (ii) if the Company Stockholders comprise the Indemnitee, any references to the Indemnitee (except provisions relating to an obligation to make or a right to receive any payments) shall be deemed to refer to the

Stockholders’ Representative. The Stockholders’ Representative shall have full power and authority on behalf of each Company Stockholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Company Stockholders under this Article 10. The Stockholders’ Representative shall have no liability to any Company Stockholder for any action taken or omitted to be taken on behalf of the Company Stockholders pursuant to this Article 10. For the sake of clarity and avoidance of doubt, notwithstanding the obligations of the Stockholders’ Representative hereunder to make certain payments to Parent on behalf of the Company Stockholders, neither the Stockholders’ Representative under this Agreement nor the Principal Stockholders’ Representative under the Indemnification Agreement shall be liable for any non-payment by the Company Stockholders or the Indemnifying Principal Stockholders (as defined in the Indemnification Agreement) of its respective Proportionate Share of any amounts in respect of indemnifiable Losses under Section 10.02 or its Pro Rata Portion (as defined in the Indemnification Agreement) of any Stockholder Indemnifiable Losses thereunder.
     Section 10.05. Payment. All payments owing under this Article 10 shall be made promptly as indemnifiable Losses are incurred, subject to the provisions of Section 10.04.
     Section 10.06. Limitations.
     (a) Cap. Notwithstanding any provision of this Agreement or any Related Document to the contrary, except as provided in Section 10.06(b):
     (i) The aggregate liability of Parent under this Article 10 shall not exceed Five Million Dollars ($5,000,000).
     (ii) Losses payable by the Company Stockholders in respect of any claim for indemnification under Section 10.02 shall be satisfied (A) first, from the Escrow Fund pursuant to the terms of the Escrow Agreement and (B) second, to the extent of indemnifiable Losses in excess of the Escrow Amount, pursuant to the terms of the Indemnification Agreement.
     (iii) Notwithstanding anything to the contrary in this Agreement, subject to the provisions of the Indemnification Agreement, an Indemnitee may recover Losses pursuant to the Indemnification Agreement in excess of the amount of the Escrow Fund, subject to the limitations on the aggregate liability set forth in the Indemnification Agreement.
     (b) Exclusions. Notwithstanding anything to the contrary in this Agreement the limitations set forth in Section 10.02, Section 10.03 and Section 10.06(a) shall not apply to Losses arising from the fraud or willful misrepresentation of the Company, on the one hand, or Parent, on the other.
     Section 10.07. Exclusive Remedy. From and after the Closing, except as otherwise provided in the Indemnification Agreement, the remedies provided for in this Article 10 will be the sole and exclusive remedies of the parties hereto and their Affiliates and their respective stockholders, trustees, officers, directors, employees, agents, representatives, successors and assigns for any breach of, inaccuracy in, misrepresentation in, nonperformance of or noncompliance with, or otherwise in connection with any representation, warranty, covenant, agreement or provision contained in this Agreement or any of the Related Documents. For the avoidance of doubt, nothing in this Section 10.07 or the Indemnification Agreement will limit any party’s rights with respect to claims of fraud or willful misrepresentation or to seek equitable remedies as provided in Section 12.11.
     Section 10.08. Additional Limitations.
     (a) Subject to the terms and conditions of this Article 10, following the Closing, the indemnities herein are intended solely for the benefit of the Persons expressly identified in this Article 10 (and their permitted successors and assigns) and are in no way intended to, nor shall they, constitute an agreement for the benefit of, or be enforceable by, any other Person.
     (b) If the Closing occurs, no Company Stockholder shall have any right of contribution against the Company with respect to any breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement or any Related Document. In no event will any Indemnitee hereunder be entitled to indemnification hereunder for the breach of a representation, warranty or covenant where the identical subject matter thereof has also resulted in, or caused, an adjustment to the Purchase Price pursuant to Section 2.03 hereof, provided that nothing in this Agreement shall limit any Company Stockholder’s right under this Agreement or otherwise to seek contribution from any other Company Stockholder with respect to any breach by the Company of any of its representations, warranties, covenants or agreements contained herein or in any Related Document.
     (c) Notwithstanding anything herein to the contrary, Parent shall not be responsible for, or provide any indemnification or gross-up related to (i) any Tax penalties (including a twenty percent (20%) excise tax, interest, and/or early income recognition) resulting from a failure of any payment by Parent or any Company Stockholder to satisfy in form or operation the applicable requirements of Section 409A of the Code, or (ii) any Tax imposed upon any of the Company’s employees or independent contractors pursuant to Section 4999 of the Code resulting from any excess parachute payment contingent upon the transactions contemplated herein or in any Related Document; it being acknowledged that clause (i) or (ii) above shall not constitute an assumption by any Company Stockholder of any obligation with respect to any such penalties.
     Section 10.09. Adjustment to Purchase Price. Any indemnification payment made pursuant to this Article 10 shall be treated as an adjustment to the Purchase Price for Tax purposes.
ARTICLE 11
[Intentionally Omitted.]

ARTICLE 12
Miscellaneous
     Section 12.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing, and shall be given, if to Parent or Merger Subsidiary, to:
Globecomm Systems Inc.
45 Oser Avenue
Hauppauge, New York 11788-3816
Attention: Chief Financial Officer
Facsimile No.: (631) 951-3241
     with a copy to:
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention: Richard H. Gilden, Esq.
Facsimile No.: (212) 715-8085
     if to the Company, to:
ComSource, Inc.
8430 Gas House Pike, Suite B
Frederick, Maryland 21701
Attention: Jerald Cruce, Chairman & CEO
Facsimile No.: (301) 620-2065
     with a copy to:
Jerald L. Cruce, the Stockholders’ Representative
3636 Old Woods Road
Delaplane, Virginia 20144
Facsimile No.: (540) 364-0160
     with a further copy to:
Shulman Rogers
12505 Park Potomac Avenue, 6th Floor
Potomac, Maryland 20854
Attention: Donald R. Rogers, Esq.
Facsimile No.: (301) 230-2891

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (New York time) on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.
     Section 12.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.
     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
     Section 12.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Related Documents shall be paid by the party incurring such cost or expense. All costs and expenses incurred by the Company in connection with this Agreement and the Related Documents shall be paid by the Company prior to the Closing.
     Section 12.04. Binding Effect; Benefit; Assignment.
     (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.01 and Section 12.11 (relating to the Company’s actions on behalf of the Company Stockholders), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.
     (b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided, however, that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any assignment in violation of the foregoing shall be null and void.
     Section 12.05. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

     Section 12.06. Jurisdiction. Each of the parties hereto irrevocably submits to the jurisdiction of any New York State court sitting in the County of Suffolk and to the jurisdiction of the United States District Court for the Eastern District of New York, in respect of any suit or proceeding related to or arising out of this Agreement or any Related Document. Each party hereto irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.
     Section 12.07. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 12.08. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.
     Section 12.09. Entire Agreement. This Agreement, the Confidentiality Agreement, the Escrow Agreement and the Indemnification Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
     Section 12.10. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

     Section 12.11. Specific Performance. The Company acknowledges and agrees that the breach of this Agreement by the Company would cause irreparable damage to Parent and that Parent will not have an adequate remedy at law, and Parent acknowledges and agrees that the breach of this Agreement by Parent or Merger Subsidiary would cause irreparable damage to the Company and that the Company will not have an adequate remedy at law. Therefore, the obligations of the parties hereto under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.
[Signature Page Follows.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

COMSOURCE, INC.
By:	/s/ Jerald L. Cruce
	Name:	Jerald L. Cruce
	Title:	Chairman

GLOBECOMM SYSTEMS INC.
By:	/s/ Keith Hall
	Name:	Keith Hall
	Title:	President and Chief Operating Officer

COMSOURCE MERGER SUB, INC.
By:	/s/ Keith Hall
	Name:	Keith Hall
	Title:	Chief Executive Officer

STOCKHOLDERS’ REPRESENTATIVE
/s/ Jerald L. Cruce
Jerald L. Cruce